Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Analex Corporation

at

$3.70 Net Per Share

by

Apollo Merger Sub Inc.

a wholly owned subsidiary of

QinetiQ North America Operations LLC

an indirect wholly owned subsidiary of

QinetiQ Group plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 27, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 20, 2007 (the “Merger Agreement”), by and among QinetiQ North America Operations LLC, a Delaware limited liability company (“QNA”) and an indirect wholly owned subsidiary of QinetiQ Group plc, a corporation organized under the laws of England and Wales (“QinetiQ”), Apollo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of QNA (the “Purchaser”), and Analex Corporation, a Delaware corporation (“Analex”).

The board of directors of Analex has unanimously determined that the Offer and the Merger are fair to and in the best interests of Analex and Analex’s stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that holders of Shares accept the Offer and tender their Shares in the Offer, if required, recommended that the holders of Shares approve the Merger Agreement and the Merger, and authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

There is no financing condition to the Offer. The Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares not then accepted for payment or paid for, and the Purchaser may amend the Offer if (i) a number of Shares representing at least a majority of the sum of (x) the total number of outstanding Shares plus (y) the total number of Shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights (excluding any Shares issuable pursuant to the Top-Up Option (as defined herein)) shall not have been validly tendered prior to the expiration of the Offer and not withdrawn or otherwise acquired by QNA or any of its affiliates prior to the expiration of the Offer (“Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the receipt of other material governmental approvals or consents. See Section 14—“Conditions to the Offer.”

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may also be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer (which is currently scheduled for 12:00 midnight, New York City time, on Tuesday, February 27, 2007, unless extended), unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.02 per share, of Analex Corporation

Price Offered Per Share:	$3.70 net to you in cash, without interest (subject to applicable withholding taxes)

Scheduled Expiration Date of Offer:	12:00 midnight, New York City time, on Tuesday, February 27, 2007, unless extended

The Purchaser:	Apollo Merger Sub Inc., a wholly owned subsidiary of QinetiQ North America Operations LLC

Analex Board Recommendation:	Analex’s board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions that you, as a stockholder of Analex, may have and the Purchaser’s answers to those questions. The Purchaser urges you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Who is offering to buy my Shares?

The Purchaser’s name is Apollo Merger Sub Inc. The Purchaser is a Delaware corporation and a wholly owned subsidiary of QNA that was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning QNA, the Purchaser and QinetiQ.”

What is the class and amount of securities being sought in the Offer?

The Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of Analex. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

The Purchaser is offering to pay $3.70, net to you in cash, without interest (and subject to applicable withholding taxes), for each Share tendered and accepted for payment in the Offer.

What does the board of directors of Analex think of the Offer?

Analex’s board of directors has unanimously recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Analex stockholders agreed to tender their Shares?

Yes. Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., General Electric Pension Trust and New York Life Capital Partners, II, L.P. (collectively, the “Major Stockholders”) have entered into a conversion, tender and voting agreement with Analex, QNA and the Purchaser, which provides, among other things, that the Major Stockholders will convert their Series A Preferred Stock, Series B Preferred Stock (together, “Preferred Stock”) and Series A Convertible Notes (collectively, “Convertible Instruments”) into Shares and irrevocably instruct Analex to tender on their behalf their Shares in the Offer (the “Conversion, Tender and Voting Agreement”). The Major Stockholders may only withdraw their Shares from the Offer if the Conversion, Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated or if the Purchaser does not accept and pay for the Shares issuable upon conversion of the Convertible Instruments subject to the Conversion, Tender and Voting Agreement. The Major Stockholders also agreed that, pursuant to the Merger Agreement, their Series A Common Stock Warrants and Series B

Common Stock Warrants (collectively, “Warrants”) will be converted into the right to receive cash. The Shares subject to the Conversion, Tender and Voting Agreement, assuming the full exercise of any Convertible Instruments held by the Major Stockholders, represent approximately 59% of the outstanding Shares issued and outstanding and issuable upon the conversion of the Convertible Instruments. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between QNA and Analex’s executive officers or other key employees?

In connection with the Offer and the Merger (as defined below), the board of directors of Analex, upon the recommendation of the board’s Compensation Committee, approved transaction bonuses to be paid to Sterling E. Phillips, Jr., Analex’s Chairman and Chief Executive Officer, C. Wayne Grubbs, Analex’s Senior Vice President, Chief Financial Officer and Treasurer, and Michael G. Stolarik, Analex’s President and Chief Operating Officer. Upon the consummation of the Offer, each of Messrs. Phillips, Grubbs and Stolarik will be entitled to receive transaction bonuses of approximately $1,140,000, $735,000 and $850,000, respectively.

What is the market value of my Shares as of a recent date?

On January 19, 2007, the last trading day before the Purchaser announced the execution of the Merger Agreement, the closing price of Analex’s common stock reported on the American Stock Exchange (“AMEX”) was $1.88 per Share. On January 29, 2007, the last full day before commencement of the Offer, the closing price of Analex’s common stock reported on the American Stock Exchange was $3.64 per Share. The Purchaser advises you to obtain a recent quotation for Analex’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. QinetiQ will provide the Purchaser with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the merger of the Purchaser with and into Analex following the consummation of the Offer (the “Merger”), which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. The Purchaser’s financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. QinetiQ will provide the Purchaser with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. See Section 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless the Purchaser extends the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, February 27, 2007, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3— “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Purchaser’s ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. The Purchaser has agreed in the Merger Agreement that:

•

If the initial offering period has expired, the Purchaser must, at the request of Analex, extend the Offer beyond the initial expiration date until such date as the conditions to the Offer have been satisfied, provided that such conditions are reasonably capable of being satisfied before July 31, 2007.

•

If at the then-scheduled expiration date of the Offer any of the conditions to the Offer are not satisfied or waived, the Purchaser may extend and re-extend the Offer on one or more occasions for such period as is reasonably necessary to permit such conditions to be satisfied.

•

The Purchaser may extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer.

•

The Purchaser may extend and re-extend the Offer on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement if, as of such date, the Minimum Condition has been satisfied but less than 90% of the outstanding Shares (on a fully diluted basis, excluding any Shares issuable pursuant to the Top-Up Option (as defined below)) have been validly tendered and not properly withdrawn, provided that QNA and the Purchaser irrevocably waive the conditions to the Offer (and agree not to assert such conditions as a basis for not consummating the Offer) and their rights to terminate the Merger Agreement.

See Section 1—“Terms of the Offer” for additional information about the Purchaser’s ability and obligations to extend the Offer.

Will you provide a subsequent offering period?

The Purchaser is permitted by the Merger Agreement to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the “Exchange Act”). A subsequent offering period, if one is included, will be an additional period of time beginning after the Purchaser has purchased Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration.

What is the difference between an extension of the Offer and a subsequent offering period?

If the Purchaser extends the Offer, the Purchaser will not accept or pay for any Shares until the extension expires, and you will be able to withdraw your Shares until then. A subsequent offering period, if there is one, will occur after the Purchaser has accepted, and has become obligated to pay for, all Shares that are properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn.

How will I be notified if the offer is extended or a subsequent offering period is provided?

If the Purchaser extends the Offer or provides a subsequent offering period, the Purchaser will inform MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the “Information Agent”), and notify Analex stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

The Purchaser is not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not withdrawn or otherwise acquired by QNA or any of its affiliates before the expiration of the

Offer a number of Shares that represents at least a majority of the sum of (i) the total number of outstanding Shares plus (ii) the total number of Shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights (excluding any Shares issuable pursuant to the Top-Up Option (as defined below). The Purchaser refers to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, the Purchaser will not be required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares not then accepted for payment or paid for, and the Purchaser may amend the Offer if, among other conditions:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) has not expired or terminated;

•

Analex and QNA have failed to obtain the following U.S. Government confirmations, consents and approvals (which are referred to collectively as the “Regulatory Condition Consents”), in each case as required in order to effect the purchase of Analex under the Merger Agreement:

¡

written confirmation by the Committee on Foreign Investment in the United States (“CFIUS”) of the successful completion of the review process under the Exon-Florio Amendment to the Defense Production Act with respect to the acquisition,

¡	approval of the Defense Security Services (“DSS”) to operate the business of Analex pursuant to QNA’s existing Foreign Ownership, Control and Influence (“FOCI”) mitigation plan, and

¡	any approvals required by the Directorate of Defense Trade Controls (“DDTC”) pursuant to the International Traffic in Arms Regulation (“ITAR”).

•

Analex or QNA have been informed by any applicable governmental entity that the Regulatory Condition Consents may be obtained only upon the satisfaction of one or more conditions or is subject to limitations or would have other consequences and the satisfaction of such conditions or the effect of such limitations or consequences would result in Analex suffering a loss of security clearances necessary for Analex to perform a material portion of its material contracts or a Material Adverse Effect; or

•

there is any statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction enacted, entered, promulgated, issued or enforced by any court or other government entity which is in effect and which has the effect of prohibiting, restraining or enjoining the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement;

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the representations and warranties of Analex contained in the Merger Agreement are not true and correct except as have not had, and would not be reasonably likely to have, a Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”) on Analex;

•	Analex shall have failed to perform or comply in all material respects with its material covenants and obligations contained in the Merger Agreement;

•

any changes or events have occurred and continue to exist since January 20, 2007 that constitute a Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreement”), or there has been any development that is reasonably likely to result in a Material Adverse Effect;

•

the board of directors of Analex (1) has withdrawn or modified in a manner adverse to QNA or the Purchaser its approval or recommendation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, (2) has recommended or approved any other acquisition proposal, or (3) has failed to reconfirm its recommendation of the Merger and the other transactions contemplated by the Merger Agreement within 10 business days after receipt of a written request by QNA, provided that such request by QNA is made only after the public announcement of an alternative acquisition proposal by a third party; and

•	the Merger Agreement has been terminated in accordance with its terms.

For a complete description of all of the conditions to which the Offer is subject, see Section 14—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

Can holders of vested stock options or holders of stock-only stock appreciation rights participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. However, at the effective time of the Merger, each option to purchase Shares granted under any stock option plan, program or agreement to which Analex or any of its subsidiaries is a party and each stock-only stock appreciation right will be cancelled and converted into the right to receive in cash payable at the time of cancellation an amount equal to the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such option or stock appreciation right multiplied by (B) the number of Shares subject to the option or the number of stock appreciation rights held by each holder. See Section 13—“The Merger Agreement; Other Agreements.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to American Stock Transfer & Trust Company, the Depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if the Purchaser has not agreed to accept your Shares for payment by March 30, 2007, you may withdraw them at any time until the Purchaser accepts them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is consummated, will Analex continue as a public company?

No. Following the purchase of Shares in the Offer, the Purchaser expects to consummate the Merger. If the Merger takes place, Analex will no longer be publicly owned. Even if for some reason the Merger does not take place, if the Purchaser purchases the tendered Shares, there will likely be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the AMEX or other securities exchanges, there will likely not be an active public trading market for the Shares, and Analex will likely cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7—“Effect of the Offer on the Market for the Shares; AMEX Listing Status; Exchange Act Registration.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If the Purchaser accepts for payment and pays for Shares in the Offer, the Purchaser is required to merge with and into Analex, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Analex’s certificate of incorporation and bylaws, and a vote of Analex’s stockholders, if a vote is required (the “Merger”). Analex will be the surviving corporation in the Merger and will become a wholly owned subsidiary of QNA, which is an indirect wholly owned subsidiary of QinetiQ Group plc, a corporation organized under the laws of England and Wales. In the Merger, Analex stockholders who did not tender their Shares will receive $3.70 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If the Purchaser acquires at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the Top-Up Option (as defined below) or through other means, such as open market purchases, the Purchaser may be able to effect the Merger without convening a meeting of the Analex stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 12—“Purpose of the Offer; Plans for Analex; Other Matters.”

What is the Top-Up Option and when could it be exercised?

The Purchaser negotiated for a Top-Up Option under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides the Purchaser with the option to purchase additional Shares from Analex at a price per Share equal to the Offer Price.

According to the Top-Up Option, if the Purchaser does not acquire at least 90% of the issued and outstanding Shares in the Offer, the Purchaser has the option, subject to limitations, to purchase from Analex, at a price per Share equal to the price per Share paid in the Offer, the number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by QNA, the Purchaser and any of their affiliates immediately following the consummation of the Offer constitutes 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option, and (ii) a number of additional Shares equal to 19.9% of the Shares outstanding immediately prior to the exercise of the option. The purpose of the Top-Up Option is to permit the Purchaser to complete the Merger without a special meeting of Analex’s stockholders under the “short form” merger provisions of Delaware law. The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if the Purchaser acquires less than 90% of the issued and outstanding Shares in the Offer. See Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the AMEX, the quotation for the Shares on the AMEX may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Analex may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

After consummation of the Merger, Analex has agreed to delist the Shares from the AMEX. See the “Introduction” to this Offer to Purchase and Section 7—“Effect of the Offer on the Market for Shares; AMEX Listing Status; Exchange Act Registration.”

Do I have appraisal rights in the Offer and the Merger?

You do not have appraisal rights in the Offer. However, following the Offer, if the Merger occurs, appraisal rights will be available to those stockholders who have not tendered their Shares in the Offer and who comply with the applicable provisions of Delaware law. See Section 12—“Purpose of the Offer; Plans for Analex; Other Matters.”

Who can I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact the Information Agent.

To the Holders of Analex Common Stock:

INTRODUCTION

Apollo Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QinetiQ North America Operations LLC, a Delaware limited liability company (“QNA”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.02 per share, (the “Shares”), of Analex Corporation, a Delaware corporation (“Analex”), at a price of $3.70 per Share, net to the seller in cash, without interest (and subject to applicable withholding taxes) (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of January 20, 2007 (the “Merger Agreement”), by and among QNA, the Purchaser and Analex. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Analex’s stockholders, the Purchaser will be merged with and into Analex, with Analex surviving the Merger as a wholly owned subsidiary of QNA (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by QNA, the Purchaser or their subsidiaries or affiliates, or Analex or its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of Analex has unanimously determined that the Offer and the Merger are fair to and in the best interests of Analex and Analex’s stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, recommended that holders of Shares accept the Offer and tender their Shares in the Offer, if required, recommended that the holders of Shares approve the Merger Agreement and the Merger, and authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

There is no financing condition to the Offer. The Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares not then accepted for payment or paid for, and the Purchaser may amend the Offer if (i) a number of Shares representing at least a majority of the sum of (x) the total number of outstanding Shares plus (y) the total number of Shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights (excluding any Shares issuable pursuant to the Top-Up Option (as defined herein)) shall not have been validly tendered prior to the expiration of the Offer and not withdrawn or otherwise acquired by QNA or any of its affiliates prior to the expiration of the Offer (“Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”), (ii) any other Regulatory Condition Consents having been obtained, (iii) QNA or the Purchaser having not received notice that the Regulatory Condition Consents (defined below) may be obtained only upon the satisfaction of one or more conditions or are subject to limitations or consequences that would result in Analex suffering a loss of security clearances necessary for Analex to perform a material portion of its material contracts or a Material Adverse Effect, (iv) the representations and warranties of Analex in the Merger Agreement being true and correct except as would not have, and would not be reasonably likely to have, a Material Adverse Effect (or, in some cases, in all material respects) as of the date of the Merger Agreement and the date of the consummation of the Offer, (v) Analex having performed or complied in all material respects with its material covenants and obligations contained in the Merger Agreement, (vi) there being no events or changes that have occurred and continue to exist since January 20, 2007 that would constitute a Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”), or any development that is reasonably likely to result in a Material Adverse Effect, and (vii) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Conditions to the Offer.”

Analex has informed the Purchaser that, as of January 29, 2007, (i) 16,853,744 Shares were issued and outstanding and (ii) 24,425,045 Shares were issuable upon the conversion of the Convertible Instruments. Based upon the foregoing, as of January 29, 2007, the Minimum Condition would be satisfied if 20,639,395 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Analex’s board of directors. See Section 12–”Purpose of the Offer; Plans for Analex; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., General Electric Pension Trust and New York Life Capital Partners, II, L.P. (collectively, the “Major Stockholders”) have entered into a conversion, tender and voting agreement (“Conversion, Tender and Voting Agreement”) with QNA and the Purchaser, which provides, among other things, that the Major Stockholders will convert their Series A Convertible Preferred Stock, Series B Convertible Preferred Stock (together, “Preferred Stock”), and Series A Convertible Notes, (collectively, “Convertible Instruments”) into Shares and will irrevocably instruct Analex to tender on their behalf their Shares in the Offer. The Major Stockholders may only withdraw their Shares from the Offer if the Conversion, Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated and if the Purchaser does not accept and pay for the Shares issuable upon conversion of the Convertible Instruments subject to the Conversion, Tender and Voting Agreement. The Major Stockholders also agreed that, pursuant to the Merger Agreement, their Series A Common Stock Warrants and Series B Common Stock Warrants (collectively, “Warrants”) will be converted into the right to receive cash. The Shares subject to the Conversion, Tender and Voting Agreement, assuming the full exercise of any Convertible Instruments held by the stockholders, represent approximately 59% of the outstanding Shares issued and outstanding and issuable upon the conversion of the Convertible Instruments.

Each of BB&T Capital Markets | Windsor Group (“BB&T”), financial advisor to Analex, and Raymond James & Associates, Inc. (“Raymond James”) delivered their opinions to Analex’s board of directors that, as of January 18, 2007 and based upon and subject to the factors and assumptions contained in the opinions, the $3.70 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. BB&T and Raymond James provided their opinions for the information and assistance of Analex’s board of directors in connection with its consideration of the Offer and the Merger. The BB&T and Raymond James opinions are not recommendations as to whether any holder of Shares should tender in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to engagement letters between Analex and BB&T and Analex and Raymond James, Analex has agreed to pay BB&T and Raymond James customary compensation for their services, consisting of a fee paid upon delivery of BB&T’s and Raymond James’ opinion, and, in the case of BB&T, a transaction fee based upon the aggregate consideration payable in the transaction, which transaction fee is contingent upon consummation of the Offer.

If QNA, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required under the Merger Agreement to merge with and into Analex under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Analex. See Section 12—“Purpose of the Offer; Plans for Analex; Other Matters.” Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, the Purchaser has the option, subject to limitations, to purchase from Analex, at a price per Share equal to the price per Share paid in the Offer, the number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by QNA, the Purchaser and any of their affiliates immediately following the consummation of the Offer constitutes 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option, and (ii) a number of additional Shares equal to 19.9% of the Shares outstanding immediately prior to the exercise of the option. This option is referred to as the “Top-Up Option.” The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if the Purchaser acquires less than 90% of the issued and outstanding Shares in the Offer. The Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if QNA, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the Purchaser will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Analex; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. At the effective time of the Merger, each option to purchase Shares granted under any stock option plan, program or agreement to which Analex or any of its subsidiaries is a party and each stock appreciation right will be cancelled and converted into the right to receive in cash payable at the time of cancellation an amount equal to the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such option or stock appreciation right multiplied by (B) the number of Shares subject to the option or the number of stock appreciation rights held by each holder. See Section 13—“The Merger Agreement; Other Agreements.” The tax consequences to holders of options of exercising those securities are not described under Section 5—“Certain Material U. S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., which is acting as the Information Agent for the Offer. See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $3.70 per Share, net to the seller in cash, without interest (and subject to any withholding taxes), for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, February 27, 2007, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer until the conditions to the Offer may be satisfied, provided that such conditions are reasonably capable of being satisfied before July 31, 2007. The Purchaser may, in its sole discretion, (i) extend and re-extend the Offer if at the then-scheduled expiration date of the Offer any of the conditions to the Offer are not satisfied or waived, (ii) extend and re-extend the Offer for any period required by any rule, regulation or interpretation of the SEC applicable to the Offer, and (iii) extend and re-extend the Offer on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if, as of such date, the Minimum Condition has been satisfied but less than 90% of the outstanding Shares (on a fully diluted basis, excluding any Shares issuable pursuant to the Top-Up Option) have been validly tendered and not properly withdrawn.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

The Purchaser may in its sole discretion elect to provide for a subsequent offering period of at least three but no more than 20 business days in accordance with, and on the terms required by, Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). The Subsequent Offering Period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a Subsequent Offering Period.

During the Subsequent Offering Period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot provide a Subsequent Offering Period unless the Purchaser announces the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer or otherwise acquired by QNA or any of its affiliates, a number of Shares that represents at least a majority of the sum of (i) the total number of outstanding Shares plus (ii) the total number of Shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights (excluding any Shares issuable pursuant to the Top-Up Option) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the HSR Condition, (ii) any other Regulatory Condition Consents having been obtained, (iii) QNA or the Purchaser not having received notice that the Regulatory Condition Consents may be obtained only upon the satisfaction of one or more conditions or are subject to limitations or consequences that would result in Analex suffering a loss of security clearances necessary for Analex to perform a material portion of its material contracts or a Material Adverse Effect, (iv) the representations and warranties of

Analex in the Merger Agreement being true and correct except as would not have, and would not be reasonably likely to have, a Material Adverse Effect (or, in some cases, in all material respects) as of the date of the merger Agreement and the date of the consummation of the Offer, (v) Analex having performed or complied in all material respects with its material covenants and obligations contained in the Merger Agreement, (vi) there being no events or changes that have occurred and continue to exist since the date of the Merger Agreement that would constitute a Material Adverse Effect, or any development that is reasonably likely to result in a Material Adverse Effect, and (vii) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14–“Conditions to the Offer.”

Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, by giving oral or written notice of such change or waiver to the Depositary, except that, without the prior written consent of Analex, the Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce or limit the number of Shares sought pursuant to the Offer;

•	impose conditions to the Offer in addition to the conditions described in Section 14—“Conditions to the Offer”;

•	amend the Minimum Condition;

•	amend any of the conditions to the Offer described in Section 14—“Conditions to the Offer” in a manner adverse to the holders of Shares;

•	extend the expiration of the Offer other than as required by the Merger Agreement; or

•	make any other change which is adverse to the holders of the Shares

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, stock dividend, recapitalization, reclassification, combination, or other like change with respect to the Shares occurring prior to the effective time of the Merger. If the Offer Price is adjusted under this provision of the Merger Agreement, the Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, New York City time, on Tuesday, February 27, 2007 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. The Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in the percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Analex has agreed to provide the Purchaser with Analex’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment of Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1—“Terms of the Offer.” For a description of the Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

3.	Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s

Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the American Stock Exchange.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•	properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Analex’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of Analex’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Analex stockholders.

Options and Warrants. The Offer is made only for Shares and is not made for any options to acquire Shares. However, at the effective time of the Merger, each option to purchase Shares granted under any stock option plan, program or agreement to which Analex or any of its subsidiaries is a party and each stock appreciation right will be cancelled and converted into the right to receive in cash payable at the time of cancellation an amount equal to the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such option or stock appreciation right multiplied by (B) the number of Shares subject to the option or the number of stock appreciation rights held by each holder. See Section 13—“The Merger Agreement; Other Agreements.”

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, QNA, QinetiQ, the Depositary, the Information Agent, Analex or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Substitute Form W-9 included in the Letter of

Transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after March 30, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3— “Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1— “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, QNA, QinetiQ, the Depositary, the Information Agent, Analex or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which is referred to as the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequences to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

THE PURCHASER URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gains recognized by a holder described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax at a 30% rate (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Analex was a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Analex does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Analex constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. Holder that owns or owned during the five-year period ending on the date of such holder’s disposition (in either case, actually or constructively) more than five percent of the Shares. Non-U.S. Holders owning or who have owned during such period (in either case, actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S.

holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the American Stock Exchange under the symbol “NLX.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the American Stock Exchange, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$4.70	$3.19
Second Quarter	$5.35	$2.90
Third Quarter	$3.50	$2.60
Fourth Quarter	$5.00	$3.08
Fiscal Year Ended December 31, 2005
First Quarter	$4.49	$3.25
Second Quarter	$3.80	$3.01
Third Quarter	$3.93	$2.96
Fourth Quarter	$3.20	$2.86
Fiscal Year Ending December 31, 2006
First Quarter	$3.15	$2.42
Second Quarter	$2.70	$2.06
Third Quarter	$2.61	$2.00
Fourth Quarter	$2.26	$1.85

On January 19, 2007, the last trading day before the Purchaser announced the execution of the Merger Agreement, the closing price of Analex’s common stock reported on the American Stock Exchange was $1.88 per Share. On January 29, 2007, the last full day before commencement of the Offer, the closing price of Analex’s common stock reported on the American Stock Exchange was $3.64 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Analex has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without QNA’s written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the appointment or election of the Purchaser’s designees to Analex’s board of directors, Analex may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock. Analex is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for the Shares; AMEX Listing Status; Exchange Act Registration

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

AMEX Listing. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the American Stock Exchange (“AMEX”). According to the published guidelines, the Shares would only meet the criteria for continued listing on the AMEX if, among other things:

•	there were at least 300 public stockholders;

•	the number of Shares publicly held (exclusive of QNA) were not less than 200,000; or

•	the aggregate market value of the publicly held Shares were not less than $1 million for more than 90 consecutive days.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on AMEX could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If AMEX ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

Under the Merger Agreement, Analex is required to apply for de-listing of the Shares on AMEX at the effective time of the Merger.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Analex to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Analex subject to registration, would substantially reduce the information required to be furnished by Analex to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Analex, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Analex and persons holding “restricted securities” of Analex to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. The Purchaser expects Analex will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Analex

Analex Corporation. Analex is a Delaware corporation with its principal executive offices at 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031. The telephone number of Analex at such office is (703) 852-4000. According to its Quarterly Report on Form 10-Q for the nine month period ended September 30, 2006, Analex is a leading provider of mission-critical professional services to the U.S. government. It specializes in providing intelligence, systems engineering and security services and is focused on developing innovative technical approaches for the intelligence community, analyzing and supporting defense systems, designing, developing and testing aerospace systems and providing a full range of security support services to the U.S. government.

Analex provides its services through one reportable segment, comprised of two strategic business units: the Homeland Security Group (“HSG”) and the Systems Engineering Group (“SEG”). HSG provides information technology services, aerospace engineering services and security and intelligence support services to the agencies within the intelligence community such as the National Reconnaissance Office, the Missile Defense Agency and the National Security Agency. HSG also provides services to the Department of Defense, and major aerospace contractors, such as Lockheed Martin and Northrop Grumman. SEG provides aerospace engineering services and information technology services, including program management support, primarily to the National Aeronautics and Space Administration (“NASA”) and major aerospace contractors in support of the development of space-based systems. SEG also supports the operation of terrestrial assets and the launch of unmanned rockets by NASA.

Available Information. Analex is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Analex’s directors and officers, their remuneration, options, stock-only stock appreciation rights, performance awards, and restricted stock granted to them, the principal holders of Analex’s securities and any material interests of such persons in transactions with Analex is required to be disclosed in proxy statements distributed to Analex’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Analex that have been filed via the EDGAR system.

None of QNA, the Purchaser, QinetiQ, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Analex provided by Analex or contained in the periodic reports, documents and records referred to herein or for any failure by Analex to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

9.	Certain Information Concerning QNA, the Purchaser and QinetiQ

QNA and the Purchaser. QinetiQ North America Operations LLC is a Delaware limited liability company that provides technology solutions to the U.S. government. Its employees work in partnership with customers to develop innovative technology solutions for the challenges of national defense, homeland security, and information access. QNA’s core capabilities are in three areas: system engineering and technical support, information technology services and technology development.

QNA’s business address is 7918 Jones Branch Drive, Suite 400, McLean, Virginia 22102. The telephone number of QNA at such office is (703) 752-6500.

The Purchaser is a Delaware corporation that was recently formed at the direction of QNA for the purpose of effecting the Offer and the Merger. The Purchaser is wholly owned by QNA. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s principal executive offices are located at 7918 Jones Branch Drive, Suite 400, McLean, Virginia 22102. The telephone number of the Purchaser at such office is (703) 752-6500.

QinetiQ. QinetiQ Group plc is a corporation organized under the laws of England and Wales. QinetiQ is a leading international defense and security technology company. QinetiQ delivers innovative technology solutions and support services to governmental organizations including the UK Ministry of Defense, UK national intelligence and security agencies, the U.S. Department of Defense, the U.S. Department of Homeland Security and other U.S. intelligence and security agencies. Additionally, it services leading aerospace, defense and security original equipment manufacturers and commercial customers around the world.

QinetiQ’s business address is Cody Technology Park, Ively Road, Farnborough, Hampshire, GU14 0LX United Kingdom. The telephone number at such office is +44 (0)8700 100 942.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, QNA and QinetiQ are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither QNA, the Purchaser nor QinetiQ, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of QNA or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Analex and (ii) neither QNA, the Purchaser or QinetiQ, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Analex during the past 60 days.

Except as set forth in this Offer to Purchase, none of QNA, the Purchaser or QinetiQ, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Analex or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between QinetiQ, QNA or any of their subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Analex or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of QNA, the Purchaser, QinetiQ or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of QNA, the Purchaser, QinetiQ or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, QNA, the Purchaser and QinetiQ have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by QNA, the Purchaser and QinetiQ with the SEC, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that QNA, the Purchaser and QinetiQ have filed with the SEC via the EDGAR system.

10.	Source and Amount of Funds

QinetiQ, QNA and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger be approximately $173 million. QinetiQ has available to it under its existing bank credit facility sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

QinetiQ and certain of its subsidiaries are party to a £500 million Facilities Agreement dated August 24, 2004 with Lloyds TSB Bank plc acting as agent and Barclays Bank plc, JP Morgan plc, National Australia Bank Limited and The Royal Bank of Scotland plc acting as mandated lead arrangers (the “Facilities Agreement”). The Facilities Agreement was amended and restated on August 19, 2005. In connection with the consummation of the Offer and the Merger and related transactions, QinetiQ expects to cause its subsidiary, QinetiQ Overseas Holdings Limited, a permitted borrower under the Facilities Agreement, to borrow funds under the Facilities Agreement and expects that funds available under the Facilities Agreement will be sufficient to consummate the Offer and the Merger and related transactions.

The Facilities Agreement provides multi-currency revolving credit in the amount of up to £500 million and is available to for general corporate purposes but not acquisitions of companies or businesses without the consent of the lenders thereto. The Facilities Agreement has a final maturity date of August 19, 2011. Borrowings under the Facilities Agreement bear interest at the LIBOR (or, if the loan is in euros, EURIBOR) rate, plus a margin that decreases as QinetiQ’s ratio of consolidated net debt to earnings before interest, depreciation and amortization (each as defined in the Facilities Agreement) decreases. At December 31, 2006, the rate of interest in effect under the Facilities Agreement was 5.6944%. QinetiQ has paid customary fees to the lenders under the Facilities Agreement for making the facility available and amending the agreement. The obligations of all borrowers under the Facilities Agreement are guaranteed by QinetiQ Limited and Apogen Technologies, Inc. Borrowings under the Facilities Agreement are subject to satisfaction of customary conditions, and QinetiQ must comply and has been in compliance with certain customary financial and other covenants and reporting obligations. On January 18, 2007 Lloyds TSB Bank plc, as agent, signed a consent to the use of up to $200 million by QinetiQ or its subsidiaries to fund the Offer and the Merger.

The above description of the Facilities Agreement and related consent received from Lloyds TSB on January 18, 2007 is qualified in its entirety by reference to Facilities Agreement and the consent, copies of which are filed as Exhibits (d)(4) and (d)(5) to the Schedule TO, respectively, filed with the SEC and incorporated by reference herein.

QinetiQ does not currently have alternate financing plans in place for the Offer and Merger.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by QNA and Analex. Information about Analex was provided by Analex, and the Purchaser does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which QNA or its representatives did not participate.

On August 18, 2006, representatives from BB&T contacted Paul Leslie, CEO of Apogen Technologies, Inc., a wholly owned subsidiary of QNA (“Apogen”), to discuss a possible transaction involving their client and Apogen. BB&T explained that their client provided intelligence, systems engineering and security services to the U.S. government, but did not inform Mr. Leslie of the name of their client.

On August 22, 2006, Apogen and BB&T, on behalf of Analex, executed a non-disclosure agreement, which contained customary terms and conditions. Upon its execution of the non-disclosure agreement, Apogen was given Analex’s name as the potential target and was offered with the opportunity to participate in a management briefing by members of Analex’s senior management, including Sterling E. Phillips, Jr., Analex’s Chairman and Chief Executive Officer, C. Wayne Grubbs, Analex’s Senior Vice President, Chief Financial Officer and Treasurer, and Mr. Michael G. Stolarik, Analex’s President and Chief Operating Officer.

On August 29, 2006, the Apogen board of directors held a meeting, at which it approved the review and discussion of a possible transaction involving Analex.

On September 25, 2006, a meeting was held at QNA’s headquarters in McLean, Virginia, at which representatives from Analex met with QNA management and the parties discussed Analex’s business, customers and contracts and financial performance.

On October 12, 2006, the QNA board of managers approved the submission by QNA to Analex of a non-binding letter of intent with an indication of interest of up to $175 million.

On October 13, 2006, QNA submitted a non-binding written letter of interest to acquire Analex in an all cash transaction at a stated enterprise value of Analex of $160 to $175 million, subject to the approval of the board of directors of QinetiQ, assuming no indebtedness of Analex at closing, and assuming the parties were able to obtain regulatory and other approvals. The non-binding indication of interest included no financing contingency other than the requirement that QinetiQ’s bank group approve the transaction.

On October 19, 2006, following a meeting of the special committee of the Analex board of directors, consisting of three independent members of the Analex board of directors (the “Analex Special Committee”), representatives of BB&T reported back to QNA that its offer warranted being invited to a definitive bid. Representatives of BB&T stated that they would send instructions with respect to the process QNA should follow to submit final, fully-financed offers.

On October 24, 2006, in a special meeting of the QNA board of managers, the QNA board of managers authorized Mr. Andrews on behalf of QNA to enter into a non-binding letter of interest with Analex with an indication of interest between $180 million and $200 million.

On October 25, 2006, QNA submitted an additional indication of interest to the Analex board of directors, which included QNA’s non-binding proposal to acquire Analex at a stated enterprise value of Analex of $180 million to $200 million, subject to the approval of the board of directors of QinetiQ, assuming no indebtedness of Analex at closing, and assuming the parties were able to obtain regulatory and other approvals. The non-binding indication of interest included no financing contingency other than the requirement that QinetiQ’s bank group approve the transaction.

On November 14, 2006, Analex granted to QNA and its advisors access to an online data room containing financial and legal due diligence materials, among other documents, and commencing in mid-November and continuing thereafter, representatives of Latham & Watkins LLP, legal advisor to QNA, PriceWaterhouseCoopers, accounting advisor to QNA, and CSP Associates, advisor to QNA in relation to government contracts, conducted due diligence on Analex, including reviewing documents placed in the online data room provided by Analex, and holding teleconferences by subject area.

On November 29, 2006, BB&T sent a letter to QNA, which solicited a formal acquisition proposal and indicated a bid deadline of December 11, 2006. The letter attached a form of merger agreement and requested that QNA’s final bid provide a mark-up of the merger agreement, along with information on source(s) of financing, details on any and all remaining financial and legal due diligence, any and all contingencies upon which QNA’s offer would be based, and QNA’s estimated timeline to signing of the merger agreement.

On December 7, 2006, following a meeting among QinetiQ and QNA senior management and members of QNA’s board of managers with QNA’s legal, accounting and government contracts advisors, representatives of QNA, QinetiQ and Analex attended an in-person meeting at QNA’s headquarters in McLean, Virginia. Representatives in attendance included Graham Love, QinetiQ’s Chief Executive Officer, Doug Webb, QinetiQ’s Chief Financial Officer, Duane Andrews, QNA’s Chief Executive Officer, Tom Weston, QNA’s Chief Financial Officer, Mr. Leslie, members of QinetiQ’s and QNA’s senior management, a member of QNA’s board of managers and members of Analex’s senior management, including Messrs. Phillips and Grubbs. Representatives of BB&T also attended this meeting. A presentation similar to that provided during the September 25, 2006 management briefing was made by Analex, and the parties engaged in a question and answer session as well.

On December 11, 2006, in a telephone call between Mr. Weston and Mr. Hagen, BB&T agreed on behalf of Analex to extend the deadline for QNA to submit its bid to December 13.

On December 13, 2006, QNA submitted its final bid to Analex in the form of a non-bidding letter reconfirming QNA’s proposal to commence a tender offer to acquire 100% of the fully diluted shares of Analex’s common stock at a per share price of $3.70, subject to further confirmatory due diligence. The bid contained customary assumptions regarding the accuracy of the diligence provided to QNA by Analex and its advisors, and was based on Analex’s estimated net debt level at December 31, 2006, contained in the diligence materials. The bid included no financing contingency other than the requirement that QinetiQ’s bank group approve the transaction. The bid also contained the condition that the Major Stockholders enter into a Conversion, Tender and Voting Agreement simultaneously with the execution of a merger agreement, and agree to tender their shares to QNA in the offer and/or vote in favor of the proposed transaction. Attached to the December 13, 2006 bid letter was QNA’s proposed revisions to the draft merger agreement, which contained a proposed termination fee of 5% of the aggregate merger consideration, and QNA’s proposal that the Major Stockholders pay QNA a portion of the profit they might receive in connection with any third party acquisition of Analex following execution of the merger agreement. Shortly thereafter, representatives of Latham & Watkins LLP, legal advisor to QNA, and Holland & Knight LLP and Hogan & Hartson L.L.P., legal advisors to Analex, began to negotiate the merger agreement.

On December 20, 2006, representatives of BB&T contacted QNA regarding the terms of QNA’s proposal. During this phone call, the parties discussed a number of matters, including the termination fee, QNA’s proposal that it share a portion of the increase in value following termination of the merger agreement, and QNA’s valuation of Analex.

On December 22, 2006, Mr. Weston and Messrs. Hagan and Priest from BB&T participated in a teleconference in which QNA discussed raising its offer to $3.80 per share, based upon further diligence findings by its legal and financial advisors. Later that day, BB&T distributed a revised version of the merger agreement to representatives of QNA. The revised version of the merger agreement contained, among other changes, a purchase price of $3.80 per share, a proposed termination fee of 2.5% of aggregate merger consideration, and a statement that the Major Stockholders would not agree to QNA’s proposal regarding the sharing of profits in connection with a third party acquisition of Analex.

On January 4, 2007, QNA submitted a revised version of the merger agreement to BB&T, which included, among other proposals, a revised definition of material adverse effect, a termination fee of 3.5% of aggregate merger consideration and reiterated QNA’s request for a provision in the Conversion, Tender and Voting Agreement regarding the sharing of profits in connection with a third party acquisition of Analex.

On January 5, 2007, Mr. Phillips spoke on the phone with Mr. Andrews, and discussed QNA’s request that the companies’ respective management teams meet, and the potential dates that the meeting could occur. Messrs. Phillips and Andrews agreed to meet in person to discuss the details relating to these meetings, as well as the potential transaction in general. On January 8, 2007, Messrs. Phillips and Andrews met and discussed these topics. Management meetings between the two companies were set for January 17, 2006, and on that date, fifteen Analex executives held meetings with senior management of QNA to discuss the potential integration of the two management teams.

On January 6, 2007 and January 9, 2007, Holland & Knight, Hogan & Hartson and Latham & Watkins participated in several teleconference calls to negotiate outstanding issues under the merger agreement. Following these phone calls, the definition of material adverse effect, the size of the termination fee and the sharing of profits in connection with a third party acquisition of Analex remained significant open issues, and Holland & Knight circulated a list of open items on the merger agreement.

On January 12, 2007, Holland & Knight distributed a revised draft of the Merger Agreement to Latham & Watkins, which contained a termination fee of 3.25% and revised definition of material adverse effect. On January 15, 2007, Holland & Knight distributed a revised draft of the disclosure schedules associated with the Merger Agreement.

On January 12, 2007, Mr. Weston called Mr. Hagan and requested that QNA be permitted to contact certain of Analex’s major customers on a confidential basis in order to confirm and complete diligence about those customers and the related contractual performance of Analex. Later that day, Mr. Andrews and Mr. Phillips had a phone call in which they agreed that a small number of such calls would be made, on a confidential basis.

During the week of January 15, 2007, negotiation between the parties’ respective legal advisors continued. During this week, the parties agreed that the termination fee would be 3.5% of aggregate merger consideration, and the Conversion, Tender and Voting Agreement would not contain a provision regarding sharing of profits in connection with a third party acquisition of Analex, contingent on the satisfactory completion of negotiations regarding the merger agreement. The next day, Hogan & Hartson distributed to Latham & Watkins a draft Conversion, Tender and Voting Agreement, which, as agreed upon by the parties, did not include a provision regarding the sharing of profits in connection with a third party acquisition of Analex.

On January 15 and January 16, 2007, Mr. Phillips and Mr. Andrews exchanged a series of emails confirming the scheduled management meeting of January 17, 2007 and discussing the possibility of signing the merger agreement by Friday, January 19, 2007.

On January 16, 2007, the QNA board of managers exchanged a series of emails to discuss the terms of the transaction, the merger agreement and recent developments involving Analex. In those emails, each member of the QNA board of managers approved the merger agreement and the transactions contemplated thereby, and changes thereto deemed necessary by the officers of QNA.

On January 17, 2007, Hogan & Hartson distributed to Latham & Watkins a draft Conversion, Tender and Voting Agreement, reflecting comments from the Major Stockholders. Later that day, Latham & Watkins distributed its comments to the Conversion, Tender and Voting Agreement to Hogan & Hartson and Holland & Knight.

On January 18, 2007, the QinetiQ board of directors held a telephonic board meeting to discuss the transaction. At the meeting, the QinetiQ board of directors voted unanimously to approve the transaction and appointed a committee of two directors to approve and finalize the documentation associated therewith.

On January 18, 2007, the Analex Special Committee convened a meeting at which it resolved to recommend that the full Analex board of directors approve the offer, the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, at a price of $3.80 per share.

Following the meeting of the Analex Special Committee on January 18, 2007, the full Analex board of directors met to discuss the transaction and the recommendation of the Analex Special Committee. During the meeting, Mr. Andrews called Mr. Phillips and stated that, due to a diligence issue raised following QNA’s further review of diligence and Analex’s customer contracts, QNA was lowering its offer price to $3.70 per share.

Following the completion of the meeting of the full Analex board of directors on January 18, 2007, Mr. Phillips called Mr. Andrews to inform him that the Analex board of directors had authorized a purchase price of $3.75. Mr. Andrews reiterated QNA’s position that, in its view, the diligence concern warranted a reduction in the offer price to $3.70 per share, and that QNA was not willing to consummate the transaction at a price higher than $3.70 per share. However, Mr. Andrews did state that QNA was prepared to execute a definitive agreement at a price of $3.70 per share on the following day.

Later in the evening on January 18, 2007, the Analex Special Committee reconvened a meeting to discuss the execution of a definitive agreement at a price of $3.70 per share on the following day. The Analex Special Committee resolved to recommend that the full Analex board of directors approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, at a price of $3.70 per share.

After the meeting of the Analex Special Committee, the meeting of the full Analex board of directors was re-convened, at which the Analex board of directors approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL; (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Analex and the stockholders of Analex;

(iii) recommended that the stockholders of Analex accept the Offer and tender their shares pursuant to the Offer, (iv) if required, recommended that the stockholders of Analex approve the Merger Agreement and the transactions contemplated thereby, including the Merger; and (v) authorized the execution, delivery and performance of the Merger Agreement and Conversion, Tender and Voting Agreement and the transactions contemplated thereby.

On January 19, 2007, two QinetiQ directors authorized by the full QinetiQ board of directors to issue final approval of the transaction approved the Offer, the Merger, the Merger Agreement and the Conversion, Tender and Voting agreement.

On January 19, 2007, the QNA board of managers exchanged a series of emails to discuss final approval of the transaction. In those emails, each member of the QNA board of managers approved the Offer, the Merger, the Merger Agreement and the Conversion, Tender and Voting agreement.

On January 19, 2007, Holland & Knight distributed a revised version of the Merger Agreement, which included a purchase price of $3.70 per share and a termination fee of $5,679,000, or approximately 3.5% of the aggregate merger consideration.

Through the day and evening of January 19, 2007, representatives of Holland & Knight, Hogan & Hartson and Latham & Watkins finalized the terms of the Merger Agreement and related documents. Shortly after midnight on January 20, 2007, the parties executed the Merger Agreement and the Major Stockholders, QNA, the Purchaser and Analex executed the Conversion, Tender and Voting Agreement, and later that day issued press releases announcing the proposed merger.

12.	Purpose of the Offer; Plans for Analex; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Analex. The Offer is being made according to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Analex. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, QNA, an indirect wholly owned subsidiary of QinetiQ, will own 100% of the equity interests in Analex, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Analex and entitlement to any increase in its value. Similarly, QNA would also bear the risk of any losses incurred in the operation of Analex and any decrease in the value of Analex.

Analex stockholders who sell their Shares in the Offer will cease to have any equity interest in Analex and to participate in any future growth in Analex. If the Merger is completed, the current stockholders of Analex will no longer have an equity interest in Analex and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Analex will not bear the risk of any decrease in the value of Analex after selling their Shares in the Offer or the Merger.

Plans for Analex. Except as disclosed in this Offer to Purchase, the Purchaser does not have any present plan or proposal that would result in the acquisition by any person of additional securities of Analex, the disposition of securities of Analex, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Analex or its subsidiaries, or the sale or transfer of a material amount of assets of Analex or its subsidiaries. After the purchase of the Shares in the Offer, the Purchaser will be entitled to appoint its representatives to the board of directors of Analex in proportion to its ownership of the outstanding Shares, as described below under the caption “Analex’s Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Analex will be a subsidiary of QNA and an indirect wholly owned subsidiary of QinetiQ. After completion of the Offer and the Merger, the reconstituted Analex board of directors expects to work with Analex’s management to evaluate and review Analex and its business, assets, corporate structure, operations, properties and strategic alternatives. As a result of this review, it is possible that the Purchaser could implement changes to Analex’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. The Purchaser and, after completion of the Offer and the Merger, the reconstituted Analex board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the Offer, the Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as the Purchaser determines, which may be more or less than the price paid in the Offer. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, the Purchaser expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval. Under the DGCL, the approval of the board of directors of the Purchaser and Analex is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. Analex has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Analex and the completion by Analex of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Analex, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Analex has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger (assuming there are no shares of Series A Preferred Stock or Series B Preferred Stock outstanding after the conversion of such shares in accordance with the Conversion, Tender and Voting Agreement). After the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, Analex has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. QNA has agreed to vote, or cause to be voted, all of the Shares purchased in the Offer and all other Shares then owned by it or the Purchaser in favor of the adoption of the Merger Agreement.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that QNA, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Analex in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Analex, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger. According to the Merger Agreement, the Purchaser is required to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Analex and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Analex stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holders’ Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

13.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning QNA and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

QinetiQ Performance Guarantee. QinetiQ, as the ultimate parent of QNA and the Purchaser, has agreed to take all action necessary to cause QNA, the Purchaser or the surviving corporation to perform all of its respective agreements, covenants and obligations under the Merger Agreement. QinetiQ has also unconditionally guaranteed to Analex the full and complete performance by QNA, the Purchaser or the surviving corporation of its respective obligations under the Merger Agreement. QinetiQ will be liable for any breach of any representation, warranty, covenant or obligation of QNA, the Purchaser or the surviving corporation under the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 10 calendar days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—“Certain Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally entitled to do so.

The Purchaser expressly reserved the right, in its sole discretion, to modify the terms and conditions of the Offer, except that without Analex’s prior consent the Purchaser is not permitted to (i) decrease the Offer Price (except as permitted by the Merger Agreement), (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) change the Minimum Condition, (iv) reduce or limit the number of Shares sought pursuant to the Offer, (v) change the conditions to the Offer described in Section 14—“Conditions to the Offer” in a manner adverse to the holders of the Shares, (vi) impose conditions to the Offer in addition to those described in Section 14—“Conditions to the Offer”, (vii) extend the Offer except as provided in the Agreement, or (viii) make any other change which is adverse to the holders of the Shares. The Merger Agreement provides that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, stock dividend, recapitalization, reclassification, combination, or other like change with respect to the Shares occurring prior to the effective time of the Merger.

The Merger Agreement provides that the Purchaser may, without the consent of Analex, (i) extend and re-extend the Offer on one or more occasions if at the then-scheduled expiration date of the Offer any of the conditions to the Purchaser’s obligations to accept for payment and pay for Shares is not satisfied or waived, provided that the extension period is reasonably necessary to permit any such conditions to be satisfied, (ii) extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, and (iii) extend and re-extend the Offer on one or more occasions for an aggregate period of not more than 20 business days beyond the latest Expiration Date that would otherwise be permitted under clause (i) or (ii) of this sentence if, as of such date, the Minimum Condition has been satisfied but less than 90% of the outstanding Shares (on a fully diluted basis, excluding any Shares issuable pursuant to the Top-Up Option) have been validly tendered and not properly withdrawn; provided that QNA and the Purchaser irrevocably waive (A) the conditions to the Offer described in Section 14—“Conditions to the Offer” and agree not to assert such conditions as a basis for not consummating the Offer, and (B) the right to terminate the Agreement pursuant to its terms. After acceptance for payment of Shares in the Offer, the Purchaser may provide a Subsequent Offering Period at its sole discretion but is not required to do so.

Analex’s Board of Directors. Effective upon the Purchaser’s purchase of Shares pursuant to the Offer, QNA is entitled to designate a number of directors, rounded up to the next whole number, for election or appointment to the board of directors of Analex as will give QNA representation on the board of directors of Analex equal to the product of (i) the total number of directors on the board of directors of Analex, and (ii) a fraction equal to the number of Shares beneficially owned by the Purchaser and QNA (including Shares accepted for payment pursuant to the Offer) divided by the number of Shares then outstanding. At the Purchaser’s request, Analex will take all action reasonably requested by QNA to enable the designees of QNA and Analex to be elected to the board of directors of Analex, including increasing the size of the board and seeking resignations of incumbent directors. Analex has agreed to cause the Purchaser’s designees to constitute at least the same percentage (rounded up to the next whole number) of (i) each committee of Analex’s board of directors other than the Transaction Committee, and (ii) each board of directors of each subsidiary of Analex (and each committee thereof), in each case only to the extent permitted by the rules of AMEX and U.S. federal securities laws.

After completion of the Offer and the election of QNA’s designees to Analex’s board of directors, the board of directors will have, at all times prior to the consummation of the Merger, at least two directors who are currently members of Analex’s board of directors. These directors are referred to as the “Continuing Directors.” The Merger Agreement provides that each Continuing Director is not an officer, employee or affiliate of Analex, QNA or any of their respective subsidiaries and are “independent directors” as defined in the rules of the AMEX.

If the number of Continuing Directors is reduced below two for any reason whatsoever, the remaining Continuing Director may designate a person to fill the vacancy who is not an officer, employee or affiliate of Analex, QNA, or any of their respective subsidiaries. If no Continuing Directors remain, the other directors will designate two persons to fill the vacancies, each of whom will be deemed a Continuing Director.

Between the completion of the Offer and the completion of the Merger, if the Purchaser’s designees constitute a majority of Analex’s board of directors, the approval of the Continuing Directors (in addition to the approval rights of the Analex board of directors or its stockholders as may be required) is required for Analex to:

•	amend or terminate the Merger Agreement;

•	extend the time for performance of any of the obligations of QNA or the Purchaser pursuant to the Merger Agreement for which Analex’s consent or approval is required;

•	exercise or waive any of Analex’s rights or remedies under the Merger Agreement;

•	amend Analex’s Certificate of Incorporation or Bylaws; and

•	waive compliance with any covenant of QNA or the Purchaser or any condition to any obligation of Analex or of any of Analex’s rights under the Merger Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into Analex and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Analex will be the surviving corporation in the Merger (which is referred to as the “surviving corporation”) and will continue to be governed by the DGCL; and

•	the separate corporate existence of Analex, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

The obligations of QNA and the Purchaser, on the one hand, and Analex, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted by the holders of a majority of the then outstanding Shares, if required by applicable law;

•	no statute, rule or regulation having been enacted or promulgated by any governmental entity which prohibits the completion of the Merger, and there being no order or injunction of a court of competent jurisdiction in effect preventing the completion of the Merger; and

•	the Purchaser having accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer.

The conditions to completion of the Merger may be waived in whole or in part by QNA, the Purchaser or Analex, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger:

•	each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock, par value of $0.02 per share, of the surviving corporation;

•	all Shares owned by Analex or by QNA, the Purchaser or any of their respective subsidiaries or affiliates will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest (and subject to applicable withholding taxes).

After the effective time of the Merger, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. The price to be paid for each Share in the Merger will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock or cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or similar change with respect to the Shares that occurs prior to the effective time of the Merger. Prior to the effective time of the Merger, QNA or the Purchaser will deposit with the Information Agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Under the Merger Agreement, Analex granted to the Purchaser the irrevocable option to purchase from Analex, at a price per Share equal to the price per Share paid in the Offer, the number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by QNA, the Purchaser and any of their affiliates immediately following the consummation of the Offer constitutes 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option, and (ii) a number of additional Shares equal to 19.9% of the Shares outstanding immediately prior to the exercise of the option. This option is referred to as the “Top-Up Option.” The Top-Up Option is not exercisable if the exercise of the option would result in an outstanding number of Shares in excess of Analex’s total authorized and unissued Shares. Unless a law or other legal impediment prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options, Restricted Stock and Other Equity Awards. At the effective time of the Merger, each option to purchase Shares granted under any stock option plan, program or agreement to which Analex or any of its subsidiaries is a party and each stock appreciation right will be cancelled and converted into the right to receive in cash payable at the time of cancellation an amount equal to the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such option or stock appreciation right multiplied by (B) the number of Shares subject to the option or the number of stock appreciation rights held by each holder. Under the Merger Agreement, all outstanding shares of restricted stock will automatically become fully vested and free of any forfeiture restrictions on the Expiration Date and Analex has agreed to take all necessary actions to permit holders of outstanding shares of restricted stock to participate in the Offer and be treated in the Merger on the same terms and conditions as all other holders of unrestricted Shares.

Treatment of Warrants, and Preferred Stock. The treatment of Warrants and Preferred Stock will be governed by the Conversion, Tender and Voting agreement described in the section below entitled “—Conversion, Tender and Voting Agreement.”

Stockholders’ Meeting; Merger Without a Meeting of Stockholders. If required by applicable law, Analex has agreed, acting through its board of directors, to:

•

as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer and the expiration of any Subsequent Offering Period, duly set a record date for, call and give notice of a special meeting of its stockholders, which is referred to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

•	cause a definitive proxy statement for the special meeting to be mailed to Analex’s stockholders; and

•

use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and secure the approval of the stockholders required by the DGCL and any other applicable law to effect the Merger.

In connection with the special meeting, Analex has also agreed to prepare and, file with the SEC a proxy statement with respect to the special meeting as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after any Subsequent Offering Period. Analex has agreed to include in the proxy statement the recommendation of Analex’s board of directors that stockholders of Analex vote in favor of the adoption of the Merger Agreement. The Merger Agreement provides that QNA will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of their subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

If QNA, the Purchaser and any their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of Analex entitled to vote on the Merger after the Purchaser accepts for payment and pays for all Shares validly tendered in the Offer and after any Subsequent Offering Period, QNA will cause the Merger to become effective as promptly as practicable without a meeting of Analex’s stockholders pursuant to the DGCL.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Analex to QNA and the Purchaser and representations and warranties made by QNA and the Purchaser to Analex. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Analex has made customary representations and warranties to QNA and the Purchaser with respect to, among other things:

•	corporate matters related to Analex and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization;

•	the authority of Analex to enter into the Merger Agreement, including approval by Analex’s board of directors;

•	consents, approvals and no violations of laws, governing documents or agreements;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business and absence of certain changes, except as contemplated by the Merger Agreement, including that no events, occurrences, effects or circumstances have occurred which have had, or would reasonably be likely to have, a Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans and ERISA matters;

•	taxes;

•	material contracts and government contracts;

•	title to properties and the absence of certain encumbrances;

•	intellectual property;

•	labor matters;

•	compliance with laws and permits, including environmental laws and regulations;

•	the information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	the opinion of its financial advisor;

•	insurance; and

•	advisors’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Analex are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is materially adverse to the business, financial condition, assets or results of operations of Analex and its subsidiaries, taken as a whole.

The definition of “Material Adverse Effect” excludes any change, circumstance, fact, event or effect arising out of or resulting from:

•	changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates;

•

changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which Analex and its subsidiaries conduct their respective businesses;

•	changes in GAAP;

•

the negotiation, execution, announcement or performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including its impact on relationships, contractual or otherwise, with tenants, suppliers, vendors, lenders, investors, venture partners or employees;

•

acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement (so long as the forgoing do not disproportionately affect Analex and its subsidiaries);

•	earthquakes, hurricanes, floods, or other natural disasters (so long as the forgoing do not disproportionately affect Analex and its subsidiaries); or

•	any action taken by Analex or any of its subsidiaries at the request or with the consent of any of QNA, the Purchaser or any of their subsidiaries.

In the Merger Agreement, QNA and the Purchaser have made customary representations and warranties to Analex with respect to, among other things:

•	corporate matters, such as organization, standing power and authority;

•	the authority of QNA and the Purchaser to enter into the Merger Agreement;

•	consents, approvals and no violations of laws, governing documents or agreements;

•	litigation;

•	the information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	ownership of Shares by QNA and the Purchaser;

•

there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of QNA or any of its subsidiaries who may be entitled to any fee from QNA or any of its subsidiaries in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and

•	sufficiency of funds.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties, which by its terms contemplates performance after the effective time of the Merger.

Covenants. Except as disclosed prior to the execution of the Merger Agreement or required by the terms of the Merger Agreement, from the date of the Merger Agreement to the earlier of the effective time of the Merger or the date nominees of QNA or the Purchaser constitute a majority of the members of the board of directors of Analex, Analex has agreed that it will, and will cause each of its subsidiaries to, in each case in the ordinary course of business and in a manner consistent with past practice:

•	conduct its business in the ordinary course in all material respects;

•	take no action that would prohibit or materially impair or delay the ability of either Analex or any subsidiary to obtain any necessary approvals of any governmental entity required for the Offer, the Merger of the other transactions contemplated by the Merger Agreement or to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to maintain and preserve intact the business organization of Analex and its subsidiaries;

•	preserve the assets and properties of Analex and its subsidiaries in satisfactory repair and condition;

•	keep available the services of its present officers, key employees and, taken as a whole, other employees; and

•	preserve the current relationships of Analex and the subsidiaries with customers, suppliers and other persons with which Analex or any subsidiary has material business relations.

In addition, except as disclosed prior to the execution of the Merger Agreement or required by the terms of the Merger Agreement, from the date of the Merger Agreement to the earlier of the effective time of the Merger or the date nominees of QNA or the Purchaser constitute a majority of the members of the board of directors of Analex, Analex has agreed that it will not, and will not permits its subsidiaries to, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend or propose to amend the governing documents of Analex or its subsidiaries;

•	split, combine or reclassify any shares of capital stock of Analex or its subsidiaries;

•	declare, set aside or pay any dividend or distribution payable in cash, stock or property with respect to Analex’s stock;

•	issue, deliver, sell, transfer, pledge, dispose of or encumber, or agree to issue, deliver, sell, transfer, pledge, dispose of or encumber any additional shares of, or any options, warrants or rights of any kind to acquire any shares of its or its subsidiaries’ capital stock, or any debt or equity securities convertible into, exchangeable for or exercisable for such capital stock, or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, except:

¡	in accordance with the Top-Up Option;

¡	the issuance of Shares pursuant to the vesting, exercise or conversion of company stock-based securities pursuant to the terms in effect on the date of the Merger Agreement and outstanding on the date of the Merger Agreement and disclosed in the Merger Agreement;

¡	the issuance of Shares upon the exercise of rights to purchase shares outstanding pursuant to Analex’s Stock Purchase Plan and disclosed in the Merger Agreement; and

¡	nothing in the Merger Agreement prohibits Analex from extending the termination date of one or more issued and outstanding Analex stock options (provided, however, that in no event may Analex extend the termination date of such stock options past December 31, 2007).

•	incur, guarantee, modify, repurchase, prepay, redeem or become contingently liable with respect to any indebtedness, except for indebtedness incurred in the ordinary course of business, or enter into any swap or hedging agreement;

•	redeem, reclassify, combine, split, subdivide, purchase or otherwise acquire, directly or indirectly, or offer to purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock;

•	acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business or business organization or any division or business unit thereof;

•	authorize or make any commitment with respect to, any capital expenditure other than acquisitions of, or expenditures for, fixed or capital assets in the ordinary course of business;

•	sell, lease, license, pledge, encumber or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any material assets or businesses other than in the ordinary course of business;

•	other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any entity other than to any wholly owned subsidiary;

•	enter into any new line of business;

•	discharge or satisfy any lien or pay any obligation or liability (whether accrued, absolute, contingent or otherwise), except for in accordance with the terms of such lien, obligation or liability or current liabilities incurred in the ordinary course of business;

•	enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Analex or any of its subsidiaries (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement);

•	alter, through merger, liquidation, reorganization, restructuring or any other fashion, its corporate structure or ownership of any of its subsidiaries (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement);

•	enter into any sale, lease or license or suffer to exist any lien (except for certain permitted liens) in respect of any of its assets, other than (i) liens securing inter-company indebtedness, (ii) sales or dispositions of property or inventory in the ordinary course of business consistent with past practice, (iii) leases and licenses of property with a term of less than one year in the ordinary course of business consistent with past practice, and (iv) sales, leases or licenses with respect to immaterial assets;

•	except as required by GAAP, the SEC or applicable law, or as recommended by the Analex’s audit committee or its independent auditors, change any of Analex’s accounting principles;

•	write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP or regulatory or legal requirements;

•	except as required by law or as is consistent with past practice, make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, extend or waive any applicable statute of limitations with respect to taxes, file any amended tax returns, enter into any closing agreement in respect of any tax claim, audit or assessment, or surrender any right to claim a tax refund, offset or other reduction in tax liability if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing in any material respect the tax liability of Analex and its subsidiaries for any period ending after the closing date of the Merger or decreasing in any material respect any tax attribute of Analex and its subsidiaries existing on the closing date of the Merger;

•	grant any severance, retention, change in control or termination pay to, or enter into or amend any existing severance, retention, change in control or termination arrangement with, any current or former director, officer or employee;

•	increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention, change in control or termination pay policies or employment agreements;

•	enter into or amend any employment, consulting, deferred compensation, change of control or other similar agreement with any current or former director, officer, consultant or employee;

•	establish, adopt, amend or grant any new award under (except as required by applicable law) any company employee benefits plan or any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof;

•	increase the compensation, bonus or other benefits payable to any director, officer or employee, except, in each case, for (A) increases in compensation and benefits with respect to employees in the ordinary course of business consistent with past practice or required by the terms of existing arrangements, policies or agreements disclosed in the Merger Agreement, (B) the payment of bonuses and awards as disclosed in the Merger Agreement, and (C) extensions of the termination date of one or more issued and outstanding Analex stock options;

•	settle or enter into any settlement agreement with respect to any litigation, except that Analex may settle or enter into any settlement agreement with respect to any outstanding litigation where the amount of such settlement is less than $250,000 individually, or $625,000 in the aggregate, and does not require the taking or omission of any actions other than the payment of money;

•	cancel or compromise any debt or claim in an aggregate amount in excess of $150,000, except in the ordinary course of business consistent with past practice, or waive or release any rights, or settle any claim, in an aggregate amount in excess of $375,000;

•	enter into any agreement that restricts its ability to engage or compete in any line of business in any material respect or that would otherwise prohibit or materially restrict it from operating as it has historically;

•	other than in the ordinary course of business, and on terms not materially adverse to Analex and its subsidiaries taken as a whole, enter into, amend, modify, cancel or consent to the termination of any material contract or any obligation, agreement or contract that would be a material contract if in effect on the date of the Merger Agreement;

•	enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding between Analex or any subsidiaries, on the one hand, and any affiliate of Analex (other than any of the Analex’s subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

•	except in the ordinary course of business, assign, transfer, license or sublicense, mortgage or encumber, abandon, permit to lapse, or otherwise dispose of any material intellectual property rights, or fail to pay any fee, take any action or make any filing reasonably necessary to maintain the intellectual property rights disclosed in the Merger Agreement;

•	enter into or authorize an agreement with respect to any of the things listed in the preceding bullets, or commit to take any action to effect any of the things listed in the preceding bullets; or

•	take any action that would result in Analex breaching its representations and warranties made in the Merger Agreement or that would cause a Material Adverse Effect.

No Solicitation; Unsolicited Proposals. During the term of the Merger Agreement, Analex has agreed that Analex and its subsidiaries will not, and its or its subsidiaries’ officers, directors, employees, agents or retained representatives, whom are referred to collectively as “representatives,” will not, directly or indirectly:

•

solicit, initiate or knowingly facilitate or encourage the making, submission, or reaffirmation by any person (other than QNA and its subsidiaries) of any inquiry, proposal or offer with respect to, that constitutes, or would be reasonably likely to lead to, any Acquisition Proposal (as defined below);

•	enter into discussions or negotiations with, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquisition Proposal; or

•	enter into any agreement, understanding, letter of intent or arrangement with respect to any Acquisition Proposal.

Analex agreed that it will take, and will cause its subsidiaries to take, all actions reasonably necessary to cause the representatives to immediately cease any discussions or negotiations with any party or parties with respect to any Acquisition Proposal. Analex has agreed to notify QNA promptly (and in any event within 48 hours after Analex’s receipt) of an unsolicited bona fide written Acquisition Proposal, including the material terms of the Acquisition Proposal, which Analex or any of its subsidiaries or representatives receives after the date of the Merger Agreement and to keep QNA informed as to the status of and any material developments regarding the Acquisition Proposal.

Notwithstanding the restrictions described above, at any time prior to the acceptance for payment of the Shares pursuant to the Offer, Analex may, subject to compliance with the provisions described in the immediate succeeding paragraph, enter into a confidentiality agreement on substantially the same terms as the confidentiality agreement executed by Apogen Technologies, a wholly owned subsidiary of QNA and Analex (See the “Confidentiality Agreement” subsection to this Section 13—“The Merger Agreement; Other Agreements”), furnish non-public information with respect to Analex and its subsidiaries to the person who made such proposal (provided that Analex has previously furnished or concurrently furnishes such information to QNA), and participate in negotiations regarding such proposal, if Analex or any of its subsidiaries received an unsolicited bona fide written Acquisition Proposal and an only to the extent that prior to such action:

•

the board of directors of Analex shall have determined in good faith, after consultation with its outside legal and financial advisors, that such action is necessary in order for the board of directors of Analex to comply with its fiduciary duties under applicable law and that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined below), and

•	Analex informs QNA promptly following any such action (and in any event within 48 hours after Analex’s receipt of the Acquisition Proposal).

In making the determination listed in the first bullet above, the board of directors of Analex, directly or through the representatives, may contact such person and its advisors solely for the purpose of clarifying the unsolicited written Acquisition Proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to enable the board of directors of Analex to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal.

Company Recommendation. Subject to the provisions described below, Analex’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement in accordance with the applicable provisions of the DGCL. This is referred to as the “Company Recommendation.” Analex’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9.

Notwithstanding any other provisions in the Merger Agreement, Analex’s board of directors may approve or recommend a Superior Proposal to its stockholders, if:

•

at any time prior to the Purchaser’s acceptance for payment of the Shares pursuant to the Offer, the board of directors of Analex determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not otherwise result from a breach of the terms of the Merger Agreement, that such proposal is a Superior Proposal and/or recommending such Superior Proposal to the stockholders of Analex is necessary in order for the board of directors of Analex to comply with its fiduciary duties under applicable law;

•	Analex delivers to QNA a prior written notice advising QNA that Analex or its board of directors intends to recommend a Superior Proposal to Analex’s stockholders and specifying in reasonable detail the material terms and conditions of the Superior Proposal;

•	the notice referenced in the preceding bullet is delivered not less than three business days prior to the time the board of directors recommends the Superior Proposal; and

•	during this three business day period, Analex and its advisors negotiate in good faith with QNA to make such adjustments in the terms and conditions of the Merger Agreement such that the Acquisition Proposal would no longer constitute a Superior Proposal.

Analex may not enter into any agreement (other than a confidentiality agreement permitted under the no solicitation provisions of the Merger Agreement), arrangement or understanding (including a letter of intent) with respect to a Superior Proposal unless the Merger Agreement has been or concurrently is validly terminated by its terms and QNA has received, by wire transfer of immediately available funds, any amounts due to QNA under the termination fee provisions of the Merger Agreement described below.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means, with the exception of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, any proposal or offer for, or with respect to, whether in one transaction or a series of related transactions, any:

¡	merger, reorganization, consolidation or similar transaction involving Analex or any of its subsidiaries whose assets constitute 20% or more of the assets of Analex and its subsidiaries, taken as a whole;

¡	sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of Analex or any of its subsidiaries representing 20% or more of the consolidated assets of Analex and its subsidiaries; or

¡	tender offer or exchange offer in which any person or group offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting securities of Analex.

•	“Superior Proposal” means an Acquisition Proposal that is reasonably capable of being consummated, taking into account all legal, financial, regulatory, timing, and similar aspects of, and conditions to, the proposal, the likelihood of obtaining necessary financing and the person making the proposal, and, if consummated would result in a transaction more favorable to Analex’s stockholders than the transactions contemplated by the Merger Agreement after giving effect to any adjustments to the terms and provisions of the Merger Agreement committed to in writing by QNA in response to the Acquisition Proposal. For purposes of this definition, the applicable percentages described in the sub-bullet points in the definition of Acquisition Proposal are deemed to be 50%, as opposed to 20%.

Indemnification and Insurance. For a period of six years after the completion of the Merger, QNA and the surviving corporation in the Merger are required to honor and fulfill the obligations of Analex and its subsidiaries, to the fullest extent permissible under applicable provisions of the DGCL, under their respective certificate of incorporation or bylaws (or equivalent organizational documents) and under any indemnification or other similar agreements between Analex or any of its subsidiaries and their current and former directors, officers and other employees, whom are referred to as “covered persons,” in effect on the date of the Merger Agreement arising out of or relating to actions or omissions in their capacity as officers, directors or employees occurring at or prior to the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby.

The surviving corporation in the Merger is also required to advance expenses (including legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification under the Merger Agreement, and to the extent provided in Analex’s certificate of incorporation or bylaws or its indemnification agreements as in effect on the date of the Merger Agreement.

For a period of six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons for periods prior to the completion of the Merger than are currently set forth in Analex’s certificate of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Merger Agreement that survive the Merger will continue in full force and effect.

QNA is required to cause the surviving corporation in the Merger to maintain and extend all existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than six years after the completion of the Merger with respect to claims arising from facts or events that actually or allegedly occurred before the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. QNA may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to the covered persons than the existing D&O Insurance. If the existing D&O Insurance expires or is terminated or cancelled during the relevant period through no fault of QNA or the surviving corporation, then the surviving corporation is required to obtain substantially similar D&O Insurance, except that the surviving corporation is not required to pay aggregate premiums for insurance in excess of 250% of the aggregate premiums paid by Analex in 2006. If QNA or the surviving corporation in the Merger is unable to obtain the amount of insurance required for such aggregate premium, QNA or the surviving corporation in the Merger will obtain as much insurance as can be obtained for aggregate premiums not in excess of 250% of such aggregate premium.

If the surviving corporation or any of its successors or assigns consolidates with or merges into any other person and is not the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person, then the Merger Agreement requires that proper provision be made so that the continuing or surviving corporation or transferee of assets, will assume all of the applicable obligations described above.

Public Disclosure. The parties have agreed that as long as the Merger Agreement is in effect, neither Analex, QNA, nor any of their respective controlled affiliates, will issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger or the Merger Agreement without the prior consent of the other party, unless a party determines that such disclosure is required by applicable law or by the listing rules of a national securities exchange, and provided that the Purchaser, QNA and Analex may make such announcements to their employees, customers and suppliers, after consult with the other parties.

Consents and Approvals. Each of QNA and Analex has agreed to cooperate with each other and use their respective commercially reasonable efforts to (i) promptly prepare and file all necessary documentation, (ii) to effect all applications, notices, petitions and filings, (iii) to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the Merger, the Offer and the other transactions contemplated by the Merger Agreement, and (iv) to comply with the terms and conditions of all permits, consents, approvals and authorizations of all governmental entities.

The Merger Agreement provides that each of QNA and Analex will have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable law relating to the exchange of information, all the information relating to Analex or QNA, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In doing so, each of the parties has agreed to act reasonably and as promptly as practicable.

Each of QNA and Analex has agreed to consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and each party has agreed to keep each other apprised of the status of matters relating to completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Each of QNA and Analex has agreed to, upon request, furnish to the other party all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this Offer to Purchase, the Schedule 14D-9, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of QNA, Analex or any of their respective subsidiaries to any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Employee Benefits. For a period of one year after the effective time of the Merger, QNA has agreed to provide each Analex employee as of the effective time of the Merger with employee benefits and compensation plans, programs and arrangements (other than awards of equity-based compensation but including other forms of cash incentive compensation) that are substantially similar, in the aggregate, to, at the discretion of QNA, either (i) the employee benefits and compensation plans, programs and arrangements provided to the most directly similarly situated employee of QNA and its subsidiaries or (ii) those provided to Analex employees immediately prior to the effective time of the Merger under Analex’s employee benefits plans in effect prior to the Merger.

From the effective time of the Merger, QNA has agreed to provide, or to cause to be provided, to each Analex employee who is covered by a collective bargaining agreement, compensation and benefits in accordance with the terms and conditions of the collective bargaining agreement under which an employee is covered. QNA has not guaranteed employment for any Analex employee, nor has QNA restricted the right of the surviving corporation to terminate any Analex employee.

Notwithstanding the preceding paragraph, nothing contained in the Merger Agreement, whether express or implied, (i) will be treated as an amendment or other modification of any QNA employee benefits plan or Analex employee benefits plan, or (ii) will limit the right of QNA, the surviving corporation or any of its subsidiaries to amend, terminate or otherwise modify any QNA employee benefits plan or Analex employee benefits plan following the effective time of the Merger.

Termination. The Merger Agreement may be terminated at any time before the effective time of the Merger, whether before or after the Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer, or before or after the stockholders of Analex vote to approve the Merger, if required by applicable law:

•	by either QNA or Analex (referred to as “mutual termination rights”):

¡	if QNA and Analex provide written consent to the other party;

¡	if the purchase of the Shares pursuant to the Offer shall not have occurred on or prior to the close of business on July 31, 2007 (the “Outside Date”). However, the right to terminate the Merger Agreement pursuant to the provision in this bullet point is not available to any party whose failure to perform any of its obligations under the Merger Agreement was the cause of, or primarily resulted in, the purchase of Shares pursuant to the Offer not occurring before the Outside Date;

¡	if a governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the order, decree, ruling or other action has become final and non-appealable. However, the right to terminate the Merger Agreement pursuant to the provision in this bullet point will not be available to any party whose failure to comply with any provision of the Merger Agreement was the cause of, or primarily resulted in, such action by the government entity;

¡

if the representations and warranties of the other party contained in the Merger Agreement are not true and correct such that the conditions described in Section 14–“Conditions to the Offer” would be incapable of being satisfied by the Outside Date. However, the party seeking to terminate the Agreement pursuant to this provision may not then be in material breach of its obligations under the Merger Agreement;

¡

if the other party has materially breached or failed to perform in any material respect any of its material covenants contained in the Merger Agreement such that the conditions described in Section 14–“Conditions to the Offer” would be incapable of being satisfied by the Outside Date. However, the party seeking to terminate the Merger Agreement pursuant to this provision may not at that time be in material breach of its obligations under the Merger Agreement; and

¡

if the board of directors of Analex has provided written notice to QNA that it has determined to accept a Superior Proposal. However, Analex may terminate the Merger Agreement pursuant to the provision in this bullet point only if (i) Analex is not then and has not been in breach of its obligations described in the sections entitled “—No Solicitation; Unsolicited Proposals” and “—Company Recommendation” and (ii) upon terminating pursuant to this provisions, Analex pays to QNA the termination fee described below.

•	by QNA, upon written notice to Analex, (referred to as “QNA termination rights”):

¡	if before the purchase of the Shares pursuant to the Offer, the board of directors of Analex:

•	has changed, failed to make or has withdrawn its recommendation that Analex stockholders approve the Merger or has recommended a Superior Proposal;

•	has approved or recommended any Acquisition Proposal; or

•

has failed to reconfirm its recommendation of the Merger and the other transaction contemplated by the Merger Agreement within ten business days after receipt of a written request by QNA. However, QNA’s request may be made only after the public announcement of an Acquisition Proposal (including the filing of a Schedule 13D with the SEC).

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if Analex or QNA is informed by any governmental entity that the Regulatory Condition Consents may be obtained only after the satisfaction of one or more conditions or is subject to limitations or would have other consequences and the satisfaction of those conditions or the effect of those limitations or consequences would result in Analex suffering a loss of security clearances necessary for it to perform a material portion of its material contracts or a Material Adverse Effect. However, QNA must not be in material breach of its obligations under the Merger Agreement in order to terminate the Merger Agreement pursuant to this provision. Further, if the right to terminate pursuant to the provision in this bullet point becomes available to QNA prior to the Outside Date, and, at that time, no other reason exists that would give QNA the right to terminate the Merger Agreement, QNA must terminate the Merger Agreement pursuant to the provision in this bullet point within 30 days of that right becoming available to QNA. If QNA does not terminate within 30 days, the termination right set forth in this bullet point will expire.

Effect of Termination. In the event of the termination of the Merger Agreement by either QNA or Analex, the Merger Agreement will become null and void and, subject to certain exceptions described in the Merger Agreement, there will be no liability on the part of QNA, the Purchaser or Analex. No party is relieved of any liability for a willful or intentional breach of any representation, warranty, covenant or obligation under the Merger Agreement or any action or omission that constitutes fraud.

If QNA terminates the Merger Agreement pursuant to any QNA termination right set forth in the first sub-bullet under the “—Termination” section above or if Analex terminates the Merger Agreement pursuant to the mutual termination right set forth in the sixth sub-bullet under the “—Termination” section above, then Analex is required to pay to QNA a termination fee of $5,679,000 in cash (the “Termination Fee”). The Termination Fee must be paid within two business days following termination if QNA terminates the Merger Agreement pursuant to a QNA termination right, and as a condition to the effectiveness of the termination where Analex terminates the Merger Agreement pursuant to a mutual termination right.

QNA is required to pay to Analex an amount equal to Analex’s third-party, out of pocket expenses if the Merger Agreement is terminated by Analex pursuant to the mutual termination rights set forth in the fourth or fifth sub-bullet under the “—Termination” section above or if the Merger Agreement is terminated by QNA pursuant to the QNA termination rights set forth in the second sub-bullet under the “—Termination” section above. Under the Merger Agreement, $1,000,000 is the maximum amount in expenses QNA must pay to Analex pursuant to this provision, and the amount must be paid within two business days of termination.

Analex is required to pay to QNA an amount equal to QNA’s third-party, out of pocket expenses if (i) the Merger Agreement is terminated by QNA pursuant to the mutual termination rights set forth in the fourth or fifth sub-bullet under the “—Termination” section above and (ii) the Termination Fee is not payable. Under the Merger Agreement, $1,000,000 is the maximum amount in expenses Analex must pay to QNA pursuant to this provision, and the amount must be paid within two business days of termination.

Analex and QNA agreed that the agreements contained in this provision regarding the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, neither party would enter into the Merger Agreement. Accordingly, if either party fails to pay the amount due pursuant to this provision regarding the Termination Fee when it is required to be paid, and, in order to obtain such payment, the party owed the Termination Fee commences a suit that results in a judgment against the other party for the fees set forth in this provision, the party that owes the Termination Fee must pay to the other party its costs and expenses (including attorneys’ fees) in connection with such suit, including any costs of collection, together with interest bearing a rate equal to the prime rate announced from time to time by The Wall Street Journal plus 1% per year.

Fees and Expenses. All costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Offer, the Merger or the other transactions contemplated by the Merger Agreement are consummated. However, any fee for any filing under the HSR Act will be paid by QNA.

Notwithstanding anything to the contrary in the Merger Agreement, QNA will pay or cause Analex to pay, on the date that the Purchaser purchases the Shares validly tendered pursuant to the Offer, (i) Analex’s legal fees and expenses related to the actions or transactions contemplated by the Merger Agreement and incurred prior to the closing date of the Merger, (ii) the investment banking and advisory fees of BB&T and Raymond James, (iii) the transaction bonuses described below in the section entitled “—Transaction Related Bonuses”, and (iv) the diligence data site hosting fees, accounting fees, printing fees and filing fees incurred in connection with the transactions contemplated by the Merger Agreement.

Conversion, Tender and Voting Agreement

In connection with the Merger Agreement, certain holders of Convertible Instruments of Analex entered into a Conversion, Tender and Voting Agreement, dated as of January 20, 2007, with QNA and the Purchaser. The following summary of certain provisions of the Conversion, Tender and Voting Agreement is qualified in its entirety by reference to the Conversion, Tender and Voting Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Conversion, Tender and Voting Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Conversion, Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the Conversion, Tender and Voting Agreement, each of Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., General Electric Pension Trust and New York Life Capital Partners II, L.P. (the “Major Stockholders”) has agreed to convert each security holders’ Convertible Instruments into Shares of Analex. Each party has also agreed that, pursuant to the Merger Agreement, each holders’ Warrants will be converted into the right to receive cash.

Upon conversion of the Convertible Instruments, each Major Stockholder has agreed (i) to irrevocably instruct Analex to tender, on its behalf, the Shares beneficially owned by each stockholder into the Offer immediately upon the conversion of each holders’ Convertible Instruments, as described in the preceding paragraph, (ii) not withdraw, or cause to be withdrawn, from the Offer the Shares tendered at any time, except in accordance with the Merger Agreement, and (iii) not to tender into any exchange or tender offer commenced by a third party other than QNA or the Purchaser in accordance with the Merger Agreement.

Each Major Stockholder has also agreed to vote, or to cause to be voted, all Shares beneficially owned or controlled by such Major Stockholder (i) in favor of the Merger and the adoption of the Merger Agreement, and in favor of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement that would reasonably be expected to impede, interfere with or prevent the Merger, including any Acquisition Proposal. Each Major Stockholder agreed to irrevocably appoint QNA and the Purchaser as the sole, true and lawful proxy of such Major Stockholder to vote in accordance with the provisions in this paragraph.

During the period of time beginning on the date of the Conversion, Tender and Voting Agreement through the earlier of the effective time of the Merger or the termination of the Merger Agreement, none of the Major Stockholders will:

•	directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to, or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment, or other disposition of, any or all of such Major Stockholder’s Convertible Instruments (and, upon conversion or exercise of each holders’ Convertible Instruments, any or all of such Major Stockholder’s Shares);

•	grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Major Stockholder’s Convertible Instruments (and, upon conversion or exercise of each holders’ Convertible Instruments, any or all of such Major Stockholder’s Shares) that could reasonably be expected to impede, interfere with or prevent the Merger;

•	deposit any of such Major Stockholder’s Convertible Instruments (and, upon conversion or exercise of each holders’ Convertible Instruments, any or all of such Major Stockholder’s Shares) into a voting trust or enter into a voting agreement with respect to any of such Major Stockholder’s Convertible Instruments (and, upon conversion or exercise of each holders’ Convertible Instruments, any or all of such Major Stockholder’s Shares);

•	take any action that would make any representation or warranty of such Major Stockholder contained in the Conversion, Tender and Voting Agreement untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or disabling or delaying such Major Stockholder from performing the Major Stockholder’s obligations under the Conversion, Tender and Voting Agreement; or

•	exercise any rights to demand appraisal of any Shares that may arise with respect to the Merger.

Additionally, each Major Stockholder agreed that it will notify Analex promptly (and in any event within 48 hours of the Major Stockholder’s receipt) of any Acquisition Proposal, including the material terms of the

Acquisition Proposal, which the Major Stockholder receives after the date of the Conversion, Tender and Voting Agreement, and will keep Analex informed on a prompt basis as to the status of and any material developments regarding any such proposal. Each Major Stockholder has agreed that, after the date of the Conversion, Tender and Voting Agreement, it will not enter into any confidentiality agreement that would prohibit them from providing such information to Analex.

During the term of the Conversion, Tender and Voting Agreement, each Major Stockholder has agreed that it will not, and each of its officers, directors employees or agents, will not:

•

solicit, initiate or knowingly facilitate or encourage the making, submission, or reaffirmation by any person of any inquiry, proposal or offer with respect to, that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•

enter into discussions or negotiations with, or provide access to the non-public properties, books and records or any confidential information or data relating to Analex to, any person relating to an Acquisition Proposal; or

•	enter into any agreement, understanding, letter or intent or arrangement with respect to any Acquisition Proposal.

Transaction Related Bonuses

In connection with the Offer and the Merger, the board of directors of Analex, upon the recommendation of the board’s Compensation Committee, approved transaction bonuses to be paid to Sterling E. Phillips, Jr., Analex’s Chairman and Chief Executive Officer, C. Wayne Grubbs, Analex’s Senior Vice President, Chief Financial Officer and Treasurer, and Michael G. Stolarik, Analex’s President and Chief Operating Officer. Upon the consummation of the Offer, each of Messrs. Phillips, Grubbs and Stolarik will be entitled to receive transaction bonuses of approximately $1,140,000, $735,000 and $850,000, respectively.

Confidentiality Agreement

Apogen, a wholly owned subsidiary of QNA, and BB&T entered into a confidentiality agreement, dated August 22, 2006, in connection with QNA’s evaluation of the potential business combination that resulted in the Offer. The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the confidentiality agreement, subject to certain customary exceptions, Apogen agreed to keep confidential all non-public information furnished by Analex to Apogen or its representatives, and all analyses or documents prepared by Apogen or its representatives based upon such non-public information. Apogen also agreed that the non-public information furnished to Apogen would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Analex, Apogen and its representatives are required to return or destroy the written non-public information furnished to Apogen under the confidentiality agreement and to destroy any analyses or documents prepared by Apogen or its representatives based upon such non-public information.

The confidentiality agreement contains a nonsolicitation provision. Pursuant to the nonsolicitation provision, Apogen agreed that, for a period of one year from the date of the agreement, neither Apogen nor any of its representatives will knowingly directly solicit to employ any of the current officers or employees of Analex, without obtaining the prior written consent of Analex.

14.	Conditions to the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement, but subject to the provisions of the Merger Agreement, and in addition to (and not in limitation of) the Purchaser’s rights pursuant to the Merger Agreement to extend and amend the Offer in accordance with the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to the Purchaser’s obligation to pay for or return tendered Shares after termination of the Offer, the Purchaser will not be required to accept for payment or pay for, and may delay the acceptance for payment of, or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any tendered Shares not accepted for payment or paid for, and the Purchaser may amend the Offer if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has not expired or been terminated prior to the expiration date of the Offer;

•	Analex and QNA have failed to obtain the Regulatory Condition Consents;

•	Analex or QNA have been informed by any applicable governmental entity that the Regulatory Condition Consents may be obtained only upon the satisfaction of one or more conditions or is subject to limitations or would have other consequences and the satisfaction of such conditions or the effect of such limitations or consequences would result in Analex suffering a loss of security clearances necessary for Analex to perform a material portion of its material contracts or a Material Adverse Effect; or

•	at any time on or after the date of the Merger Agreement and prior to the time of acceptance of such Shares for payment pursuant to the Offer or the payment therefor, any of the following conditions has occurred and continues to exist through the time of acceptance for payment or payment:

¡	there shall be any statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction enacted, entered, promulgated, issued or enforced by any court or other government entity which is in effect and which has the effect of prohibiting, restraining or enjoining the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement;

¡	except as have not had, and would not be reasonably likely to have, a Material Adverse Effect on Analex, the representations and warranties of Analex contained in the Merger Agreement, with certain exceptions, disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect or any similar standard or qualification are not true and correct at the date of the Merger Agreement and as of the date of the consummation of the Offer with the same effect as if made at and as of such time, and the representations and warranties of Analex regarding its capitalization and authority to enter into the Merger Agreement are not true and correct in all material respects;

¡	Analex has failed to perform or comply in all material respects with its material covenants and obligations contained in the Merger Agreement;

¡	there shall have occurred and continue to exist since the date of the Merger Agreement any events or changes which constitute a Material Adverse Effect on Analex, or any development that is reasonably likely to result in a Material Adverse Effect;

¡	the board of directors of Analex or any committee of the board has:

•	withdrawn or modified in a manner adverse to QNA or the Purchaser its approval or recommendation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement;

•	approved or recommended any Acquisition Proposal; or

•	failed to reconfirm its recommendation of the Merger and the other transactions contemplated by the Merger Agreement within ten business days after receipt of a written request by QNA, provided that the request by QNA may be made only after the public announcement of an Acquisition Proposal (including the filing of a Schedule 13D with the SEC).

¡	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are solely for the benefit of QNA and the Purchaser and may be waived by either QNA or the Purchaser, in whole or in part at any time and from time to time, in the sole discretion of QNA and the Purchaser. The failure by QNA and the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

15.	Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Analex, none of Analex, the Purchaser or QNA is aware of any license or regulatory permit that appears to be material to the business of Analex that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Analex’s business or that certain parts of Analex’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Certain Conditions of the Offer.”

Business Combination Statutes. Analex is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Analex. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Analex’s certificate of incorporation nor bylaws excludes Analex from the coverage of the Business Combination Provisions. Upon consummation of the Offer, QNA and the Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and the Business Combination Provisions will prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, Analex’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, QNA and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. The Purchaser reserves the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent the Purchaser’s purchase of Shares in the Offer, the Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. On January 30, 2007, QNA filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC. Analex is required to file a similar Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with Offer and the Merger with the DOJ and the FTC no later than January 30, 2007. The filings will be subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 14, 2007, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from QNA or Analex. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by QNA and Analex with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of QNA. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of QNA or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Exon-Florio

The Exon-Florio Amendment empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, finds credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security. By a 1988 executive order, the President delegated to CFIUS the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS also has the power to initiate reviews in the absence of a voluntary notification. CFIUS has 30 calendar days from the date it accepts the submission to review the transaction and decide whether to initiate a formal investigation. If CFIUS declines to investigate, it sends a “no investigation” letter, and the review process is complete. If CFIUS decides to investigate, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. Under the Exon-Florio Amendment, CFIUS is required to conduct a full 45-day investigation of any case in which an entity controlled by or acting on behalf of a foreign government is engaged in an acquisition that could affect national security. U.S. law prohibits an entity “controlled by a foreign government” from acquiring a company engaged in interstate commerce in the United States if the company is performing a Department of Defense contract or a Department of Energy contract under a national security program that cannot be performed satisfactorily unless that company is given access to information in a proscribed category or if the company during the previous fiscal year was awarded Department of Defense contracts (or Department of Energy contracts under national security programs) in an aggregate amount in excess of $500 million. This prohibition does not apply if the acquisition is not suspended or prohibited pursuant to the Exon-Florio Amendment.

QNA and Analex plan to submit a notice of the merger to CFIUS, in accordance with the regulations implementing the Exon-Florio Amendment, in the near future. QNA and the Purchaser intend to work with the U.S. government to ensure that U.S. national security interests are protected. Although QNA and the Purchaser do not believe an investigation of, or recommendation to block, the Offer or the Merger by CFIUS is warranted under the standards of the Exon-Florio Amendment, CFIUS and the President of the United States have considerable discretion to conduct investigations and block transactions under the Exon-Florio Amendment. While the Purchaser believes that the Offer does not raise national security issues requiring investigation by CFIUS, there can be no assurance that an investigation of the Offer under Exon-Florio will not be initiated or, if an investigation is conducted, what the result will be. If any such review or investigation results in a change to the terms of the transactions contemplated by the Offer, QNA will not be required to accept for payment Shares tendered pursuant to the Offer to the extent that such restrictions would result in (i) Analex suffering a loss of security clearances necessary for it to perform a material portion of its material contracts, or (ii) a Material Adverse Effect. See Section 14—“Certain Conditions of the Offer.”

ITAR

Analex performs a variety of services for the United States military that U.S. government regulates on national security grounds and, accordingly, Analex is registered with the U.S. State Department, Directorate of Defense Trade Controls (“DDTC”), as a manufacturer and exporter of items that are controlled under ITAR. ITAR requires registered companies to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of a registered company or any subsidiary thereof. In connection with the Offer, Analex filed a notification with DDTC on January 19, 2007 and will comply with other applicable requirements of ITAR. While QNA and the Purchaser do not believe that the Offer or the Merger should raise significant issues or concerns with the U.S. State Department relating to activities controlled by ITAR, there can be no assurance that the U.S. government will not seek to challenge the Offer, require divestiture of certain businesses or impose restrictions on the Offer, the Merger or the conduct of the business following consummation of the Offer or the Merger. If any such action is taken, QNA will not be required to accept for payment Shares tendered pursuant to the Offer to the extent that such action by the U.S. State Department would result in (i) Analex suffering a loss of security clearances necessary for it to perform a material portion of its material contracts, or (ii) a Material Adverse Effect. See Section 14—“Certain Conditions of the Offer.”

Industrial Security

Analex performs a variety of services for the U.S. government that the government regulates on national security grounds and that require access to classified information, including “proscribed information” (i.e., Top Secret, Sensitive Compartmented Information. Restricted Data, Special Access Program, and Communication Security (except classified keys used for data transfer)). Accordingly, Analex has obtained a Facility Security Clearance (“FCL”) pursuant to the National Industrial Security Program Operating Manual (“NISPOM”). The NISPOM requires companies with an FCL to notify the Defense Security Service (“DSS”) in advance of any intended sale or transfer to a foreign person of ownership or control. In connection with the Offer, Analex notified DSS and is working with DSS to ensure that the Purchaser’s current foreign ownership, control, and influence mitigation plan meets the requirements of the NISPOM for purposes of the Offer and the Merger.

Further, U.S. law provides that a Department of Defense contract or Department of Energy contract under a national security program cannot be awarded to an entity controlled by a foreign government if it is necessary for that entity to have access to information in a proscribed category in order to perform the contract. This prohibition may be waived by the Secretary of Defense or the Secretary of Energy, as the case may be, if the Secretary determines that award is essential to the national security. While the Purchaser believes that it is not effectively owned or controlled by a foreign government for purposes of these statutory prohibitions, there can be no assurance that the U.S. government will not impose restrictions on the business following consummation of the Offer or the Merger. If any such action is taken, QNA will not be required to accept for payment Shares tendered pursuant to the Offer to the extent that such action by would result in (i) Analex suffering a loss of security clearances necessary for it to perform a material portion of its material contracts, or (ii) a Material Adverse Effect. See Section 14—“Certain Conditions of the Offer.”

16.	Fees and Expenses

Except as set forth below, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

The Purchaser has retained American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

There are no material pending legal proceedings relating to the Offer.

18.	Miscellaneous

The Purchaser is making the Offer to all holders of Shares other than Analex. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on the Purchaser’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Analex has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Analex” and Section 9—“Certain Information Concerning QNA and the Purchaser.”

Apollo Merger Sub Inc.

January 30, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

QNA, PURCHASER AND QINETIQ

The names of the directors and executive officers of QinetiQ Group plc (“QinetiQ”), QinetiQ North America Operations LLC (“QNA”) and Apollo Merger Sub Inc. (the “Purchaser”) and their present principal occupations or employment and material employment history for the past five years are set forth below. The business address of each of the directors and executive officers of QinetiQ is c/o QinetiQ Group plc Cody Technology Park, Ively Road, Farnborough, Hampshire, GU14 0LX United Kingdom. The business address of each of the directors and executive officers of QNA is c/o QinetiQ North America Operations LLC 7918 Jones Branch Drive, Suite 400, McLean, Virginia 22102. The business address of each of the directors and executive officers of the Purchaser is c/o QinetiQ North America Operations LLC 7918 Jones Branch Drive, Suite 400, McLean, Virginia 22102.

QinetiQ Group plc

Name	Age	Country of Citizenship	Position

Sir John Chisholm	59	United Kingdom	Chairman of the Board, Director

Graham Love	52	United Kingdom	Chief Executive Officer and Director

Douglas Webb	45	United Kingdom	Chief Financial Officer and Director

Sir David Lees	69	United Kingdom	Deputy Chairman of the Board, Director

Nicholas Luff	39	United Kingdom	Director

Dr. Peter Fellner	62	United Kingdom	Director

Noreen Doyle	57	United States	Director

Glenn Youngkin	39	United Kingdom	Director

Colin Balmer	59	United Kingdom	Director

George Tenet	54	United States	Director

Hal Kruth	56	United Kingdom	Managing Director, Security & Dual Use

Andrew Sleigh	54	United Kingdom	Managing Director, Defense & Technology

Lynton Boardman	40	United Kingdom	General Counsel and Company Secretary

Duane Andrews	62	United States	Chief Executive Officer, QinetiQ North America Operations LLC

Sir John Chisholm has been a member of the Board of QinetiQ since February 2003 and became Chairman of the Board of QinetiQ in 2005. Before becoming Chairman, he served as Chief Executive Officer of QinetiQ.

Graham Love is the Chief Executive Officer of QinetiQ, having previously served as Chief Financial Officer for four years. Mr. Love was appointed to the Board of QinetiQ in February 2003.

Doug Webb was appointed to the Board of QinetiQ in September 2005 and is currently the Chief Financial Officer of QinetiQ. He joined QinetiQ in June 2003 from Logica CMG, where he had most recently been the Regional Finance Director for Continental Europe. Mr. Webb was employed by Logica CMG from 1995 to 2003.

Sir David Lees was appointed to the Board of QinetiQ in August 2005 and is currently the Chairman of Tate & Lyle plc and Non-executive Joint Deputy Chairman of Brambles Industries plc and Brambles Industries

SCH-1

Limited. Sir David joined GKN plc in 1970 as an accountant and became group finance director in 1982. He was appointed group managing director in 1987, and chairman and chief executive in 1988 before becoming non-executive chairman in 1997 until his retirement in May 2004.

Nick Luff joined the Board of QinetiQ in June 2004 and is currently the Chief Financial Officer of P&O Group. Until May 2005, he was also a non-executive director, as the representative of P&O, on the board of Royal P&O Nedlloyd NV. In 2000 he became Chief Financial Officer of P&O Princess Cruises plc on its demerger from the P&O Group and returned as a Director of P&O in 2003 following the successful merger of P&O Princess Cruises plc with Carnival Corporation.

Dr Peter Fellner joined the Board of QinetiQ in September 2004. He is Executive Chairman of Vernalis plc, and also Chairman of the privately held biotechnology company, Astex Therapeutics Limited. In addition, he serves as a director of two European biotechnology companies, UCB SA and Evotec AG and is also a director of Bespak plc and Isis Innovation Limited. Dr Fellner previously served as Chairman of Celltech Group plc from 2003 to July 2004, having been Chief Executive Officer from 1990 onwards.

Noreen Doyle was appointed to the Board of QinetiQ in October 2005. She currently serves as an independent non-executive director on the board, and sits on the Risk Committee of Credit Suisse Group (Zurich) and is a non-executive director of Newmont Mining Corporation (Denver). She is also a Director of the Sarita Kenedy East Foundation (New York). In August, 2005, Noreen Doyle completed her four-year term as First Vice President of the European Bank for Reconstruction and Development (EBRD).

Glenn Youngkin was appointed to the Board of QinetiQ in November 2002. He currently is a Managing Director of The Carlyle Group, which he joined in 1995, and is head of the Global Industrial Team. Mr Youngkin currently serves on the boards of directors of Kuhlman Electric Corporation, Forgings International Holdings Limited (Firth Rixson), Dr Pepper Seven-Up Bottling Group Inc., Britax Childcare Holdings Limited and RIVR Acquisitions BV (Petroplus).

Colin Balmer was appointed to the Board of QinetiQ in February 2003. He has been Managing Director of the Cabinet Office since 2003. Previously, Mr Balmer was Finance Director to the United Kingdom Ministry of Defence.

George Tenet was appointed to the Board of QinetiQ in October 2006. He currently serves as Distinguished Professor in the Practice of Diplomacy to the Edmund A. Walsh School of Foreign Service and Senior Research Associate in the Institute for the Study of Diplomacy at Georgetown University. From July 1997 to July 2004, Mr. Tenet served as Director of Central Intelligence for the U.S. Central Intelligence Agency.

Hal Kruth is Managing Director of the S&DU sector of QinetiQ. Mr Kruth joined QinetiQ in 2001 as CEO of QinetiQ Ventures and assumed the title of Group Commercial Director in 2002. Prior to that, he worked for almost a decade at SRI International (SRI).

Andrew Sleigh is Managing Director of the D&T sector of QinetiQ. Mr Sleigh previously served as Capability Manager for Information Superiority and a member of the Joint Capabilities Board of the Ministry of Defense when Smart Acquisition was introduced in 2000.

Lynton Boardman joined QinetiQ in 2002 and is the Group’s General Counsel and Company Secretary. Following the merger of AstraZeneca’s and Novartis’ Agribusinesses in 2000 to form Syngenta, Mr Boardman became head of legal for Syngenta’s Europe, Africa and Middle East region (Crop Protection) and was a director/company secretary of its principal UK trading companies.

Duane Andrews currently serves as Chief Executive Officer and a member of the Board of QNA. Prior to assuming his position at QNA, Mr. Andrews served in various positions with Science Applications International Corporation (“SAIC”). His 13 years at SAIC included assignments as Chief Operating Officer, President and Chief Operating Officer Federal Business Segment, Corporate Executive Vice President and Executive Vice President for Corporate Development.

SCH-2

QinetiQ North America Operations LLC

Name	Age	Country of Citizenship	Position

John Currier	65	United States	Director

Peter Marino	64	United States	Director

Rear Admiral Riley Mixson	70	United States	Director

Phil Odeen	72	United States	Director

Duane Andrews	62	United States	Chief Executive Officer

Deborah Fox	50	United States	Senior Vice President, General Counsel and Secretary

Tom Weston	41	United States	Executive Vice President, Chief Financial Officer

Mr. Currier currently serves as a consultant and member of the Board of QNA. Mr. Currier previously served in various positions with BAE SYSTEMS Inc. from 1988 through July 2003, including Vice President, General Counsel and Special Counsel.

Peter Marino currently serves as a consultant and Chairman of the Board of QNA. Mr. Marino currently provides and has, during the last five years, provided independent consulting services to various companies.

Rear Admiral Riley Mixson serves as a member of the Board of QNA and currently is and has been President of RDM Associates since 1994.

Phil Odeen currently serves as a member of the Board of QNA. Mr. Odeen also currently serves as Chairman of the Board of Directors of Avaya Inc. From October 2005 to June 2006, Mr. Odeen served as Chief Executive Officer of QNA. From July 2004 to October 2005 Mr. Odeen served in various positions with Reynolds and Reynolds, including Interim Chief Executive Officer and Chairman of the Board of Directors. From February 2002 to December 2002, Mr. Odeen served as Interim Chief Executive Officer of TRW Inc.

Duane Andrews currently serves as Chief Executive Officer and a member of the Board of QNA. Prior to assuming his position at QNA, Mr. Andrews served in various positions with SAIC. His 13 years at SAIC included assignments as President and Chief Operating Officer Federal Business Segment, Corporate Executive Vice President and Executive Vice President for Corporate Development.

Deborah Fox currently serves as Senior Vice President, General Counsel and Secretary of QNA. She also serves as Group Vice President, General Counsel and Secretary of Apogen Technologies, Inc. (“Apogen”). Prior to her positions at QNA and Apogen, Ms. Fox served as General Counsel of BTG, Inc.

Tom Weston currently serves as Executive Vice President and Chief Financial Officer of QNA. Mr. Weston also serves as Senior Vice President and Chief Financial Officer of Apogen. Before joining Apogen, Mr. Weston served as an independent consultant and served in various positions with BTG, Inc., including Senior Vice President and Chief Financial Officer.

SCH-3

Apollo Merger Sub Inc.

Name	Age	Country of Citizenship	Position

Duane Andrews	62	United States	President and Director

Deborah Fox	50	United States	Secretary

Tom Weston	41	United States	Treasurer

Duane Andrews currently serves as President and a member of the Board of Apollo Merger Sub Inc. Mr. Andrews also serves as Chief Executive Officer and a member of the Board of QNA. Prior to assuming his position at QNA, Mr. Andrews served in various positions with SAIC. His 13 years at SAIC included assignments as Chief Operating Officer, President and Chief Operating Officer Federal Business Segment, Corporate Executive Vice President and Executive Vice President for Corporate Development.

Deborah Fox currently serves as Secretary of Apollo Merger Sub Inc. Ms. Fox also currently serves as Senior Vice President, General Counsel and Secretary of QNA. She also serves as Group Vice President, General Counsel and Secretary of Apogen. Prior to her positions at QNA and Apogen, Ms. Fox served as General Counsel of BTG, Inc.

Tom Weston currently serves as Treasurer of Apollo Merger Sub Inc. Mr. Weston also currently serves as Executive Vice President and Chief Financial Officer of QNA. He also serves as Senior Vice President and Chief Financial Officer of Apogen. Before joining Apogen, Mr. Weston served as an independent consultant and served in various positions with BTG, Inc., including Senior Vice President and Chief Financial Officer.

SCH-4

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Analex or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

American Stock Transfer & Trust Company

By Hand:	By Overnight Courier:	By Mail:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 59 Maiden Lane Brooklyn, New York 10038	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue New York, New York 11219

By Facsimile Transmission (for Eligible Institutions Only): (718) 234-5001 Confirm by Telephone: (877) 248-6417 or (718) 921-8317

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free: (800) 322-2885